

COMPASSION
EXCELLENCE
RESPECT
INTEGRITY


CAR-MART
2620

We strive to earn the repeat business of our customers by providing quality vehicles, affordable payment terms, and excellent service.

America's
CAR-MART
Drive Easy.®



2010 Annual Report

America's
CAR-MART
Drive Easy.®

what sets us apart!

Focused strategy

America's Car-Mart, founded in 1981, operates 99 automotive dealerships in eight states and is the largest publicly-held automotive retailer in the United States focused exclusively on the "Integrated Auto Sales and Finance" segment of the used car market. The Company emphasizes superior customer service and the building of strong personal relationships with its customers. At April 30, 2010, the Company had over 47,000 customers. The Company operates its dealerships primarily in small cities and towns throughout the South-Central United States, selling quality used vehicles and providing financing for substantially all of its customers.

Building for the future

Delivering on our commitments

Talented associates

Strong capital position

Technology and systems

Superior customer service, vehicles and products

Well-positioned for growth

VISION


CAR-MART


CAR-MART
2620


CAR-MART

to be the most Respected **Buy-Here Pay-Here** organization in the country.

* Pictured above and on the cover are our General Managers who have been with Car-Mart for 10 years or longer.

"Car-Mart is firmly positioned as the dominant player in our segment of the automobile sales and finance industry."

In Fiscal 2010, we extended our unmatched track record of delivering on our commitment to implement the significant strategic initiatives that have allowed Car-Mart to strengthen and improve every aspect of our business. In the process, we have achieved record quarter-over-quarter and year-over-year financial results and we have laid the foundation for significant growth in revenues and earnings going forward. Car-Mart is firmly positioned as the dominant player in our segment of the automobile sales and finance industry, and our competitive advantages will enable us to maximize our market share of this sector.

Our strategy of devoting substantial resources, both people and capital, to increase sales volumes and improve margins at our existing store base, while at the same time rolling out new dealerships at the healthy pace of approximately one new dealership for every ten existing locations, is a successful plan for strong, yet safe expansion of our operations. Our actions over the last few years to enhance and strengthen every aspect of our business model are validated by our strong revenue growth (13.4% in Fiscal 2010) and retail unit sales acceleration (up 12.2% in Fiscal 2010). At the same time, delinquencies and credit losses are well within our expectations and have consistently improved from quarter to quarter. This is the recipe for substantial increases in earnings ($2.27 per diluted share in Fiscal 2010 versus $1.52 in Fiscal 2009) and for the sustained expansion of America's Car-Mart's footprint across the South Central United States.

On behalf of the Board of Directors, I want to thank the Car-Mart management team for their ongoing contributions and willingness to go the extra mile to deliver excellent returns on our capital and record growth in revenues and earnings. We also recognize and appreciate the tremendous efforts and support of all of our hardworking associates, as well as our customers and you, our investors.



T. J. ("Skip) Falgout, III
Chairman of the Board

"We strive to earn the repeat business of our customers by providing quality vehicles, affordable payment terms, and excellent service."

That statement is displayed prominently at every location to serve as a daily reminder to our associates and customers of the foundation of our success.

This past fiscal year our number of active customers increased by over 5,000 to a total of 47,071. Throughout the year, sales to repeat customers were approximately 30% of total retail unit sales. As several of our stores are still very young and are still building their customer base, we feel very good about this number. In fact, many of our older, more mature dealerships have repeat sales percentages in excess of 50% every month. As impressive as these numbers may be, we know there is still room for improvement. We are working diligently to increase repeat sales at all of our dealerships and as this percentage grows, invariably, credit losses also improve.

Customers are attracted to Car-Mart for a number of reasons: friendly professional service, excellent vehicle selection, financing terms that fit their needs and the added peace of mind they receive with our Service Contract and Payment Protection Plan. While many new customers are made aware of Car-Mart through our advertising on TV, radio and in print, we are mindful that a very large portion of our sales is the result of referrals by existing customers. Therefore, the growth in the number of our active customers is especially exciting as our ability to continue to grow sales increases commensurately as we grow our customer base.

Throughout the past several years, we have made many significant changes and upgrades as to how we deliver and manage the oversight and support needed to assure the success of each store as we have grown. Growing from 47 dealerships in 2001 to 99 presently was quite a challenge—a challenge that we met head on. Our consistently-improving results of this year and the last several quarters are strong evidence that we have made the right choices with regard to the people, structure, and systems to assure our successful growth going forward. With these improvements and our stronger-than-ever Manager In Training Program, we feel very confident that we can effectively continue to grow our existing stores and open additional stores while providing to all of our dealerships the ever-increasing levels of support and guidance necessary to grow them consistently and profitably.

In Fiscal 2011, we will reach a significant milestone as we will be opening our 100th store. We have accumulated a vast amount of experience throughout our many years and we have successfully navigated through a very critical period in the growth and development of Car-Mart. Importantly, we are applying all we have learned and are doing things better than ever, and we will continue to do so. With a strong foundation of solid company values, an experienced management team, and hardworking and dedicated associates, we are well equipped to continue to build on our success.



William H. ("Hank") Henderson
President and Chief Executive Officer

"All of our credit metrics were outstanding in 2010."


Significant Growth–Revenues
in millions
14.5%
CAGR
$76
$89
$106
$127
$155
$176
$205
$234
$240
$275
$299
$339
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10

We are extremely pleased with Fiscal 2010 from a financial standpoint. Our record earnings of $2.27 per diluted share resulted from significant improvements in all areas of the business.

Revenues increased 13.4% to $339 million on an average store base of 95. Same store revenue growth was 11.2% for the year. As is detailed in the graph above, the increase in revenue for Fiscal 2010 reflects a continuation of very consistent year-over-year increases in revenues since 1999 (14.5% CAGR). We are structured to continue this growth pattern into the future. We continue to succeed at leveraging our existing store base by increasing unit sales volumes and we will place significant emphasis in this area as we move forward. With the solid top line growth, we were able to leverage the SG&A line by 20 basis points in Fiscal 2010, even with the significant investments we have made in our infrastructure over the last three years.

For 2010, gross profit was 43.9% of vehicle sales, a 90 basis point improvement for the year. Our average retail selling price increased by only .9% for the year which greatly contributed to our gross margin success. Gross margins benefitted from higher retail sales levels, lower relative repossession volumes, continuing improvements in our purchasing efforts and improved pricing efficiencies. We will continue to focus on providing quality vehicles at affordable payment terms to help ensure our customers' success.

All of our credit metrics were outstanding in Fiscal 2010. Down payments were up, collections as a percentage of average finance receivables were up, average percentage of finance receivables-current was up and at the same time, net charge-offs as a percentage of average finance receivables were down. Our focused efforts and improved operational results within the collections area of the business are really showing up in the numbers. Credit losses as a percentage of sales were 20.2% for 2010, an improvement of 130 basis points from the prior fiscal year and in line with results from some of our very best years over the Company's 30-year history. Additionally, only 2.7% of our accounts were 30 days or more past due at April 30, 2010, a very low percentage by historical standards.

Our cash flows for the year were outstanding as demonstrated by a $29.7 million increase in finance receivables, $5.4 million in net capital expenditures, a $4.9 million increase in inventory to support higher sales levels and $10.9 million in common stock re-purchases—all with only an $8.9 million increase in overall debt levels. Our debt-to-equity ratio of 22% and our debt-to-finance receivables ratio of 14.8% are what we consider to be the best in the industry and have allowed us to remain generally unaffected by the credit crisis. We will remain laser focused on our cash-on-cash returns into the future to ensure we minimize our "money on the street" so that we can continue to grow the business and serve our growing customer base without the need for significant levels of new debt. Our cash-on-cash operational focus will lead to increased success by our customers by ensuring they have significant equity in their vehicles throughout the term of their loans.

We are very excited about our future. We will continue to leverage our strengths in the markets we serve and expand into new markets in need of the great service we provide.

Jeffrey A. Williams
Chief Financial Officer


Unit Sales
in thousands
32.2
28.7
27.2
'08 '09 '10


Active Customers
47,071
42,047
38,856
'08 '09 '10


Revenues
dollars in millions
$339
$299
$275
'08 '09 '10

Selected Financial and Operating Information

As of or for the Fiscal Years Ended April 30,	2010	2009	2008
Retail units sold	32,196	28,698	27,207
Same store revenue growth	11.2%	8.3%	13%
Revenues (000s)	$338,930	$298,966	$274,631
Net income attributable to common stockholders (000s)	$ 26,799	$ 17,906	$ 15,033
Diluted earnings per share	$ 2.27	$ 1.52	$ 1.26
Total assets (000s)	$251,272	$219,624	$200,589
Total debt (000s)	$ 38,766	$ 29,839	$ 40,337
Stockholders' equity (000s)	$176,190	$156,977	$137,222


Net Income
dollars in millions
$26.8
$17.9
$15.0
'08 '09 '10


Stockholders' Equity
dollars in millions
$176
$157
$137
'08 '09 '10


Earnings Per Share
in dollars
$2.27
$1.52
$1.26
'08 '09 '10

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-14939

AMERICA'S CAR-MART, INC.

(Exact name of registrant as specified in its charter)

Texas	**63-0851141**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No)
802 Southeast Plaza Avenue, Suite 200 **Bentonville, Arkansas**	**72712**
(Address of principal executive offices)	(Zip Code)

(479) 464-9944

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange of which registered
Common Stock, $.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No .

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer   Accelerated filer ☒

☐ Non-accelerated filer   Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates on October 30, 2009 was $212,858,231 (10,268,125 shares), based on the closing price of the registrant's common stock of $20.73.

There were 11,284,900 shares of the registrant's common stock outstanding as of June18, 2010.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement to be furnished to stockholders in connection with its 2010 Annual Meeting of Stockholders are incorporated by reference in response to Part III of this report.

PART I

Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference in this Annual Report on Form 10-K contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address the Company's future objectives, plans and goals, as well as the Company's intent, beliefs and current expectations regarding future operating performance, and can generally be identified by words such as "may," "will," "should," "could, "believe," "expect," "anticipate," "intend," "plan," "foresee," and other similar words or phrases. Specific events addressed by these forward-looking statements include, but are not limited to:

- new dealership openings;
- same dealership revenue growth;
- future revenue growth;
- receivables growth as related to revenue growth;
- gross margin percentages;
- interest rates;
- future credit losses;
- the Company's business and growth strategies;
- financing the majority of growth from profits; and
- having adequate liquidity to satisfy its capital needs.

These forward-looking statements are based on the Company's current estimates and assumptions and involve various risks and uncertainties. As a result, you are cautioned that these forward-looking statements are not guarantees of future performance, and that actual results could differ materially from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from the Company's projections include those risks described elsewhere in this report, as well as:

- the availability of credit facilities to support the Company's business;
- the Company's ability to underwrite and collect its loans effectively;
- competition;
- dependence on existing management;
- availability of quality vehicles at prices that will be affordable to customers;
- changes in lending laws or regulations, including but not limited to interest rates allowed in the state of Arkansas; and

- general economic conditions in the markets in which the Company operates, including but not limited to fluctuations in gas prices, grocery prices and employment levels.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made.

Item 1. Business

Business and Organization

America's Car-Mart, Inc., a Texas corporation initially formed in 1981 (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Buy Here/Pay Here" segment of the used car market. References to the Company include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car-Mart, Inc., an Arkansas corporation, ("Car-Mart of Arkansas") and Colonial Auto Finance, Inc., an Arkansas corporation, ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2010, the Company operated 97 dealerships located primarily in small cities throughout the South-Central United States.

Business Strategy

In general, it is the Company's objective to continue to expand its Buy Here/Pay Here used car operation using the same business model that has been developed by Car-Mart over the last 29 years. This business strategy focuses on:

Collecting Customer Accounts. Collecting customer accounts is perhaps the single most important aspect of operating a Buy Here/Pay Here used car business and is a focal point for dealership level and corporate office personnel on a daily basis. The Company measures and monitors the collection results of its dealerships using internally developed delinquency and account loss standards. Substantially all associate incentive compensation is tied directly or indirectly to collection results. Over the last five fiscal years, the Company's annual credit losses as a percentage of sales have ranged from a low of 20.2% in 2010 to a high of 29.1% in 2007 (average of 22.8%). The Company believes that it can continue to be successful provided it maintains its credit losses within or below its historical credit loss range. See Item 1A. Risk Factors for further discussion.

Maintaining a Decentralized Operation. The Company's dealerships will continue to operate on a decentralized basis. Each dealership is ultimately responsible for buying (via an assigned corporate office purchasing agent) and selling its own vehicles, making credit decisions and collecting the loans it originates in accordance with established policies and procedures (pricing, credit scoring, maximum loan terms and down-payment requirements as well as other customer profile data are all monitored centrally). Most customers make their payments in person at one of the Company's dealerships. This decentralized structure is complemented by the oversight and involvement of corporate office management and the maintenance of centralized financial controls, including credit scoring, establishing standards for down-payments and contract terms as well as an internal compliance function.

Expanding Through Controlled Organic Growth. The Company plans to continue to expand its operations by increasing revenues at existing dealerships and opening new dealerships. The Company will continue to view organic growth as its primary source for growth. In fiscal 2007 and into fiscal 2008, the Company decided to slow down its new dealership openings until operational initiatives showed positive results. The focus had been on improving performance of existing dealerships prior to opening significant numbers of new dealerships. Based on significant infrastructure investments made during the last three and one half years and the resulting favorable operating results in fiscal 2008, 2009 and 2010, the Company is once again looking to grow dealership count. The Company ended fiscal 2010 with 97 locations, a net increase of four locations over the prior year end and current plans are to add one dealership for every ten into the future. These plans, of course, are subject to change based on both internal and external factors.

Selling Basic Transportation. The Company will continue to focus on selling basic and affordable transportation to its customers. The Company's average retail sales price was $9,137 in fiscal 2010. By selling vehicles at this price point, the Company is able to keep the terms of its installment sales contracts relatively short (overall portfolio weighted average of 27.7 months), while requiring relatively low payments.

Operating in Smaller Communities. The majority of the Company's dealerships are located in cities and towns with a population of 50,000 or less. The Company believes that by operating in smaller communities it experiences better collection results. Further, the Company believes that operating costs, such as salaries, rent and advertising, are lower in smaller communities than in major metropolitan areas.

Enhanced Management Talent and Experience. It has been the Company's practice to try to hire honest and hardworking individuals to fill entry level positions, nurture and develop these associates, and attempt to fill the vast majority of its managerial positions from within the Company. By promoting from within, the Company believes it is able to train its associates in the Car-Mart way of doing business, maintain the Company's unique culture and develop the loyalty of its associates by providing opportunity for advancement. However, the Company has recently focused, to a larger extent, on looking outside of the Company for associates possessing requisite skills and who share the values and appreciate the Company's unique culture developed over the years. The Company has been able to attract quality individuals via its Manager in Training Program as well as other key areas such as Human Resources, Purchasing, Collections, Information Technology and Portfolio Analysis. Management has determined that it will be increasingly difficult to grow the Company without looking for outside talent. The Company's operating success, as well as the negative macro-economic issues, have been positive related to recruitment of outside talent and the Company currently expects this to continue.

Cultivating Customer Relationships. The Company believes that developing and maintaining a relationship with its customers is critical to the success of the Company. A large percentage of sales at mature dealerships are made to repeat customers, and the Company estimates an additional 10% to 15% of sales result from customer referrals. By developing a personal relationship with its customers, the Company believes it is in a better position to assist a customer, and the customer is more likely to cooperate with the Company should the customer experience financial difficulty during the term of his or her installment loan with the Company. The Company is able to cultivate these relationships as the majority of its customers make their payments in person at one of the Company's dealerships on a weekly or bi-weekly basis.

Business Strengths

The Company believes it possesses a number of strengths or advantages that distinguish it from most of its competitors. These business strengths include:

Experienced and Motivated Management. The Company's executive operating officers have an average tenure of over 20 years. Several of Car-Mart's dealership managers have been with the Company for more than 10 years. Each dealership manager is compensated, at least in part, based upon the net income of his or her dealership. A significant portion of the compensation of senior management is incentive based and tied to operating profits.

Proven Business Practices. The Company's operations are highly structured. While dealerships are operated on a decentralized basis, the Company has established policies, procedures and business practices for virtually every aspect of a dealership's operations. Detailed on-line operating manuals are available to assist the dealership manager and office, sales and collections personnel in performing their daily tasks. As a result, each dealership is operated in a uniform manner. Further, corporate office personnel monitor the dealerships' operations through weekly visits and a number of daily, weekly and monthly communications and reports.

Low Cost Operator. The Company has structured its dealership and corporate office operations to minimize operating costs. The number of associates employed at the dealership level is dictated by the number of active customer accounts each dealership services. Associate compensation is standardized for each dealership position. Other operating costs are closely monitored and scrutinized. Technology is utilized to maximize efficiency. The Company believes its operating costs as a percentage of revenues, or per unit sold, are among the lowest in the industry.

Well Capitalized / Limited External Capital Required for Growth. As of April 30, 2010, the Company's debt to equity ratio was 0.22 to 1.0 (Revolving credit facilities and notes payable divided by Total Stockholders Equity on the Consolidated Balance Sheet), which the Company believes is lower than its competitors. Further, the Company believes it can fund a significant amount of its planned growth from net income generated from operations. Of the external capital that will be needed to fund growth, the Company plans to draw on its existing credit facilities, or renewals or replacements of those facilities.

Significant Expansion Opportunities. The Company generally targets smaller communities in which to locate its dealerships (i.e., populations from 20,000 to 50,000), but is also successful in larger cities such as Tulsa, Oklahoma, Lexington, Kentucky, Springfield, Missouri and Little Rock, Arkansas. The Company believes there are numerous suitable communities within the eight states and other contiguous states in which the Company currently operates to satisfy anticipated dealership growth for the next several years. As previously discussed, the Company plans to add one dealership for every ten going forward depending upon operational success. Existing dealerships will continue to be analyzed to ensure that they are producing desired results and have potential to provide adequate returns on invested capital.

Operations

Operating Segment. Each dealership is an operating segment with its results regularly reviewed by the Company's chief operating decision maker in an effort to make decisions about resources to be allocated to the segment and to assess its performance. Individual dealerships meet the aggregation criteria under the current accounting guidance. The Company operates in the Buy Here/Pay Here segment of the used car market, also referred to as the Integrated Auto Sales and Finance Industry. In this industry, the nature of the sale and the financing of the transaction, financing processes, the type of customer and the methods used to distribute the Company's products and services, including the actual servicing of the loans as well as the regulatory environment in which the Company operates all have similar characteristics. Each of our individual dealerships is similar in nature and only engages in the selling and financing of used vehicles. All individual dealerships have similar operating characteristics. As such, individual dealerships have been aggregated into one reportable segment.

Dealership Organization. Dealerships are operated on a decentralized basis. Each dealership is responsible for buying (with the assistance of a corporate office buyer) and selling vehicles, making credit decisions, and servicing and collecting the installment loans it originates. Dealerships also maintain their own records and make daily deposits. Dealership-level financial statements are prepared by the corporate office on a monthly basis. Depending on the number of active customer accounts, a dealership may have as few as two or as many as 25 full-time associates employed at that location. Associate positions at a large dealership may include a dealership manager, assistant dealership manager, manager trainee, office manager, assistant office manager, service manager, buyer, collections personnel, salesmen and dealership attendants. Dealerships are generally open Monday through Saturday from 9:00 a.m. to 6:00 p.m. The Company has both regular and satellite dealerships. Satellite dealerships are similar to regular dealerships, except that they tend to be smaller, sell fewer vehicles and their financial performance is not captured in a stand alone financial statement, but rather is included in the financial results of the sponsoring regular dealership.

Dealership Locations and Facilities. Below is a summary of dealerships opened during the fiscal years ended April 30, 2010, 2009 and 2008:

	Years Ended April 30,		
	2010	2009	2008
Dealerships at beginning of year	93	91	92
New dealerships opened/acquired	5	2	3
Dealerships closed	(1)	-	(4)
Dealerships at end of year	97	93	91

Below is a summary of dealership locations by state as of April 30, 2010, 2009 and 2008:

	As of April 30,		
Dealerships by State	2010	2009	2008
Arkansas	36	36	35
Oklahoma	20	17	17
Texas	14	13	13
Kentucky	8	9	9
Missouri	12	11	11
Indiana	1	1	1
Tennessee	1	1	1
Alabama	5	5	4
Total	97	93	91

Dealerships are typically located in smaller communities. As of April 30, 2010, approximately 70% of the Company's dealerships were located in cities with populations of less than 50,000. Dealerships are located on leased or owned property between one and three acres in size. When opening a new dealership the Company will typically use an existing structure on the property to conduct business, or purchase a modular facility while business at the new location develops. Dealership facilities typically range in size from 1,500 to 5,000 square feet.

Purchasing. The Company purchases vehicles primarily through wholesalers, new car dealers, individuals and from auctions. The majority of vehicle purchasing is performed by the Company's buyers, although certain dealership managers are authorized to purchase vehicles. A buyer will purchase vehicles for one to three dealerships depending on the size of the dealerships. Buyers report to the dealership manager, or managers, for whom they make purchases, and to a regional purchasing director. The regional purchasing directors report to the Vice President of Purchasing. The Company centrally monitors the quantity and quality of vehicles purchased and continuously compares the cost of vehicles purchased to outside valuation sources and holds responsible parties accountable for results.

Generally, the Company's buyers purchase vehicles between five and 10 years of age with 90,000 to 130,000 miles, and pay between $3,000 and $6,000 per vehicle. The Company focuses on providing basic transportation to its customers. The Company generally does not purchase sports cars or luxury cars. Some of the more popular vehicles the Company sells include the Ford Taurus, Pontiac Grand Prix, Dodge Ram Pickup, Ford Explorer and the Ford Ranger. The Company sells a significant number of trucks and sport utility vehicles. The Company's buyers inspect and test-drive almost every vehicle they purchase. Buyers attempt to purchase vehicles that require little or no repair as the Company has limited facilities to repair or recondition vehicles.

Selling, Marketing and Advertising. Dealerships generally maintain an inventory of 25 to 100 vehicles depending on the maturity of the dealership. Inventory turns over approximately 10 to 12 times each year. Selling is done principally by the dealership manager, assistant manager, manager trainee or sales associate. Sales associates are paid a commission for sales that they make in addition to an hourly wage. Sales are made on an "as is" basis; however, customers are given an option to purchase a five month or 5,500 mile service contract for $395 which covers certain vehicle components and assemblies. For covered components and assemblies, the Company coordinates service with third party service centers with which the Company typically has previously negotiated labor rates and mark-up percentages on parts. Substantially all of the Company's customers elect to purchase a service contract when purchasing a vehicle. Additionally, the Company offers its customers a payment protection plan product. This product contractually obligates the Company to cancel the remaining principal outstanding for any loan where the vehicle has been totaled, as defined in the plan, or the vehicle has been stolen. This product is available in most of the states in which the Company operates and substantially all customers elect to purchase this product when purchasing a vehicle in those states.

The Company's objective is to offer its customers basic transportation at a fair price and treat each customer in such a manner as to earn his or her repeat business. The Company attempts to build a positive reputation in each community where it operates and generate new business from such reputation as well as from customer referrals. The Company estimates that approximately 10% to 15% of the Company's sales result from customer referrals. The Company recognizes repeat customers with silver, gold and platinum plaques representing the purchase of 5, 10 and 15 vehicles, respectively. These plaques are prominently displayed at the dealership where the vehicles were purchased. For mature dealerships, a large percentage of sales are to repeat customers.

The Company primarily advertises in local newspapers, on the radio and television. In addition, the Company periodically conducts promotional sales campaigns in order to increase sales.

Underwriting and Finance. The Company provides financing to substantially all of its customers who purchase a vehicle at one of its dealerships. The Company only provides financing to its customers for the purchase of its vehicles, and the Company does not provide any type of financing to non-customers. The Company's installment sales contracts typically include down payments ranging from 0% to 17% (average of 7%), terms ranging from 12 months to 36 months (average of 27.7 months), and annual interest charges ranging from 5.5% to 19% (weighted average of 13.4% at April 30, 2010). The Company requires that payments be made on a weekly, bi-weekly, semi-monthly or monthly basis to coincide with the day the customer is paid by his or her employer. Upon the customer and the Company reaching a preliminary agreement as to financing terms, the Company obtains a credit application from the customer which includes information regarding employment, residence and credit history, personal references and a detailed budget itemizing the customer's monthly income and expenses. Certain information is then verified by Company personnel. After the verification process, the dealership manager makes the decision to accept, reject or modify (perhaps obtain a greater down payment or require an acceptable co-buyer or suggest a lower priced vehicle) the proposed transaction. In general, the dealership manager attempts to assess the stability and character of the applicant. The dealership manager who makes the credit decision is ultimately responsible for collecting the loan, and his or her compensation is directly related to the collection results of his or her dealership. The Company provides centralized support to the dealership manager in the form of a credit scoring system and other supervisory assistance to assist with the credit decision. Credit quality is monitored centrally by corporate office personnel on a daily, weekly and monthly basis.

Collections. All of the Company's retail installment contracts are serviced by Company personnel at the dealership level. The majority of the Company's customers make their payments in person at the dealership where they purchased their vehicle, although some customers send their payments through the mail. Each dealership closely monitors its customer accounts using the Company's proprietary receivables and collections software that stratifies past due accounts by the number of days past due. The Company also has a corporate collections team, led by the Director of Collections Practices and Review, which monitors policies, procedures and the status of accounts at the dealership level. The Company believes that the timely response to past due accounts is critical to its collections success.

The Company has established standards with respect to the percentage of accounts one and two weeks past due, the percentage of accounts three or more weeks past due, and for larger dealerships, one and two weeks past due, 15 to 44 days past due and 45-plus days past due (delinquency standards), and the percentage of accounts where the vehicle was repossessed or the account was charged off that month (account loss standard).

The Company works very hard to keep its delinquency percentages low and not to repossess vehicles. Accounts one day late are sent a notice in the mail. Accounts three days late are contacted by telephone. Notes from each telephone contact are electronically maintained in the Company's computer system. If a customer becomes severely delinquent in his or her payments, and management determines that timely collection of future payments is not probable, the Company will take steps to repossess the vehicle. The Company attempts to resolve payment delinquencies amicably prior to repossessing a vehicle. Periodically, the Company enters into contract modifications with its customers to extend the payment terms. The Company only enters into a contract modification or extension if it believes such action will increase the amount of monies the Company will ultimately realize on the customer's account. At the time of modification, the Company expects to collect amounts due including accrued interest at the contractual interest rate for the period of delay. Other than the extension of additional time, concessions are not granted to customers at the time of modifications. Modifications are minor and are made for pay-day changes, minor vehicle repairs and other reasons. For those vehicles that are repossessed, the majority are returned or surrendered by the customer on a voluntary basis. Other repossessions are performed by Company personnel or third party repossession agents. Depending on the condition of a repossessed vehicle, it is either resold on a retail basis through a Company dealership, or sold for cash on a wholesale basis primarily through physical and/or on-line auctions.

New Dealership Openings. Senior management, with the assistance of the corporate office staff, will make decisions with respect to the communities in which to locate a new dealership and the specific sites within those communities. New dealerships have historically been located in the general proximity of existing dealerships to facilitate the corporate office's oversight of the Company's dealerships. The Company currently intends to add one new location for every 10 existing locations into the future, subject to favorable operating performance.

The Company's approach with respect to new dealership openings has been one of gradual development. The manager in charge of a new dealership is normally a recently promoted associate who was an assistant manager at a larger dealership or a manager trainee. The corporate office provides significant resources and support with pre-opening and initial operations of new dealerships. The facility may be of a modular nature or an existing structure. Historically, new dealerships have operated with a low level of inventory and personnel. As a result of the modest staffing level, the new dealership manager performs a variety of duties (i.e., selling, collecting and administrative tasks) during the early stages of his or her dealership's operations. As the dealership develops and the customer base grows, additional staff is hired. Recently, the Company has raised its volume expectation level of new locations somewhat as infrastructure improvements related to new dealership openings have improved.

Typically, monthly sales levels at new dealerships are substantially less than sales levels at mature dealerships. Over time, new dealerships gain recognition in their communities, and a combination of customer referrals and repeat business generally facilitate sales growth. Sales growth at new dealerships can exceed 20% per year for a number of years. Historically, mature dealerships typically experience annual sales growth, but at a lower percentage than new dealerships. However, in 2007 the Company did experience a decrease in sales at mature dealerships as it focused on improving the quality of sales in response to increased credit losses. In 2008, the historical sales trend returned as operational initiatives showed success and the Company was able to support higher sales levels as a result. Sales have continued to increase in 2009 by 9.2% and in 2010 by 13% primarily due to same dealership growth.

New dealerships are generally provided with approximately $1 million to $2 million in capital from the corporate office during the first 12 to 24 months of operation. These funds are used principally to fund receivables growth. After this 12 to 24 month start-up period, new dealerships can typically become cash flow positive allowing for some continuing growth in receivables without additional capital from the corporate office. As these dealerships become cash flow positive a decision is made by senior management to either increase the investment due to favorable return rates on the invested capital, or to deploy capital elsewhere. This limitation of capital to new, as well as existing, dealerships serves as an important operating discipline. Essentially, dealerships must be profitable in order to grow and typically new dealerships are profitable within the first year of opening.

Corporate Office Oversight and Management. The corporate office, based in Bentonville, Arkansas, consists of area operations managers, regional vice presidents, regional purchasing directors, a vice president of purchasing, a sales director, a director of collections practices and review, compliance auditors, a vice president of human resources, associate and management development personnel, accounting and management information systems personnel, administrative personnel and senior management. The corporate office monitors and oversees dealership operations. The Company's dealerships transmit and submit operating and financial information and reports to the corporate office on a daily, weekly and monthly basis. This information includes cash receipts and disbursements, inventory and receivables levels and statistics, receivables agings and sales and account loss data. The corporate office uses this information to compile Company-wide reports, plan dealership visits and prepare monthly financial statements.

Periodically, area operations managers, regional vice presidents, compliance auditors and senior management visit the Company's dealerships to inspect, review and comment on operations. The corporate office assists in training new managers and other dealership level associates. Compliance auditors visit dealerships quarterly to ensure policies and procedures are being followed and that the Company's assets are being safe-guarded. In addition to financial results, the corporate office uses delinquency and account loss standards and a point system to evaluate a dealership's performance. Also, bankrupt and legal action accounts and other accounts that have been written off at dealerships are handled by the corporate office in an effort to allow dealership personnel time to focus on more current accounts.

The Company's dealership managers meet monthly on an area, regional or Company-wide basis. At these meetings, corporate office personnel provide training and recognize achievements of dealership managers. Near the end of every fiscal year, the respective area operations manager, regional vice president and senior management conduct "projection" meetings with each dealership manager. At these meetings, the year's results are reviewed and ranked relative to other dealerships, and both quantitative and qualitative goals are established for the upcoming year. The qualitative goals may focus on staff development, effective delegation, and leadership and organization skills. Quantitatively, the Company establishes unit sales goals and profit goals based on invested capital and, depending on the circumstances, may establish delinquency, account loss or expense goals.

The corporate office is also responsible for establishing policy, maintaining the Company's management information systems, conducting compliance audits, orchestrating new dealership openings and setting the strategic direction for the Company.

Industry

Used Car Sales. The market for used car sales in the United States is significant. Used car retail sales typically occur through franchised new car dealerships that sell used cars or independent used car dealerships. The Company operates in the Buy Here/Pay Here segment of the independent used car sales and finance market. Buy Here/Pay Here dealers sell and finance used cars to individuals with limited credit histories or past credit problems. Buy Here/Pay Here dealers typically offer their customers certain advantages over more traditional financing sources, such as broader and more flexible underwriting guidelines, flexible payment terms (including scheduling payments on a weekly or bi-weekly basis to coincide with a customer's payday), and the ability to make payments in person, an important feature to individuals who may not have a checking account.

Used Car Financing. The used automobile financing industry is served by traditional lending sources such as banks, savings and loans, and captive finance subsidiaries of automobile manufacturers, as well as by independent finance companies and Buy Here/Pay Here dealers. Many loans that flow through the more traditional sources have historically ended up packaged in the securitization markets. Despite significant opportunities, many of the traditional lending sources do not consistently provide financing to individuals with limited credit histories or past credit problems. Management believes traditional lenders avoid this market because of its high credit risk and the associated collections efforts. There has been a further constriction in the financing sources that exist for the deep sub-prime automobile market during most of fiscal 2009 and 2010. Since the Company does not rely on securitizations as a financing source, it has been largely unaffected by the credit constrictions and has been able to continue to grow its revenue level and receivable base.

Competition

The used automotive retail industry is highly competitive and fragmented. The Company competes principally with other independent Buy Here/Pay Here dealers, and to a lesser degree with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. The Company competes for both the purchase and resale of used vehicles.

Management believes the principal competitive factors in the sale of its used vehicles include (i) the availability of financing to consumers with limited credit histories or past credit problems, (ii) the breadth and quality of vehicle selection, (iii) pricing, (iv) the convenience of a dealership's location, (v) the option to purchase a service contract and/or a payment protection plan, and (vi) customer service. Management believes that its dealerships are competitive in each of these areas.

Seasonality

The Company's third fiscal quarter (November through January) was historically the slowest period for vehicle sales. Conversely, the Company's first and fourth fiscal quarters (May through July and February through April) were historically the busiest times for vehicle sales. Therefore, the Company generally realized a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. However, in fiscal 2008, 2009 and 2010 tax refund anticipation sales began in early November and continued through January (the Company's third fiscal quarter). The success of the tax refund anticipation sales effort has led to higher sales levels during the third fiscal quarters and the Company expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the first, third or fourth fiscal quarters, the adverse effect on the Company's revenues and operating results for the year could be disproportionately large.

Regulation and Licensing

The Company's operations are subject to various federal, state and local laws, ordinances and regulations pertaining to the sale and financing of vehicles. Under various state laws, the Company's dealerships must obtain a license in order to operate or relocate. These laws also regulate advertising and sales practices. The Company's financing activities are subject to federal truth-in-lending and equal credit opportunity regulations as well as state and local motor vehicle finance laws, installment finance laws, usury laws and other installment sales laws. Among other things, these laws require that the Company limit or prescribe terms of the contracts it originates, require specified disclosures to customers, restrict collections practices, limit the Company's right to repossess and sell collateral, and prohibit discrimination against customers on the basis of certain characteristics including age, race, gender and marital status. Additionally, the Company anticipates that it could be subject to new regulations in connection with federal legislation that is being considered by the United States Congress to establish a consumer financial protection agency with potentially broad regulatory powers over consumer credit products such as those offered by the Company.

The states in which the Company operates impose limits on interest rates the Company can charge on its loans. These limits are generally based on either (i) a specified margin above the federal primary credit rate, (ii) the age of the vehicle, or (iii) a fixed rate. Management believes the Company is in compliance in all material respects with all applicable federal, state and local laws, ordinances and regulations. However, the adoption of additional laws, changes in the interpretation of existing laws, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's used vehicle sales and finance business.

Employees

As of April 30, 2010, the Company, including its consolidated subsidiaries, employed approximately 959 persons full time. None of the Company's employees are covered by a collective bargaining agreement and the Company believes that its relations with its employees are good.

Available Information

The Company's website is located at www.car-mart.com. The Company makes available on this website, free of charge, access to its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, as well as proxy statements and other information the Company files with, or furnishes to, the Securities and Exchange Commission ("SEC") as soon as reasonably practicable after the Company electronically submits this material to the SEC. The information contained on the website or available by hyperlink from the website is not incorporated into this Annual Report on Form 10-K or other documents the Company files with, or furnishes to, the SEC.

Executive Officers of the Registrant

The following table provides information regarding the executive officers of the Company as of April 30, 2010:

Name	Age	Position with the Company
William H. Henderson................................	46	Vice Chairman of the Board, President, Chief Executive Officer and Director
Eddie L. Hight..	47	Chief Operating Officer
Jeffrey A. Williams	47	Chief Financial Officer, Vice President Finance and Secretary

William H. Henderson has served as Vice Chairman of the Board since May 2004, as President of the Company since May 2002, and as Chief Executive Officer of the Company since October 2007. Mr. Henderson has also served as a director of the Company since September 2002. From 1999 until May 2002, Mr. Henderson served as Chief Operating Officer of Car-Mart. From 1992 through 1998, Mr. Henderson served as General Manager of Car-Mart. From 1987 to 1992, Mr. Henderson primarily held the positions of District Manager and Regional Manager at Car-Mart.

Eddie L. Hight has served as Chief Operating Officer of the Company since May 2002. From 1984 until May 2002, Mr. Hight held a number of positions at Car-Mart including Dealership Manager and Regional Manager.

Jeffrey A. Williams has served as Chief Financial Officer, Vice President Finance and Secretary of the Company since October 1, 2005. From October 2004 until his employment by the Company, he served as the Chief Financial Officer of Budgetext Corporation, a distributor of new and used textbooks. From February 2004 to October 2004, Mr. Williams was the President and founder of Clearview Enterprises, LLC, a regional distributor of animal health products. From January 1999 to January 2004, Mr. Williams was Chief Financial Officer and Vice President of Operations of Wynco, LLC, a nationwide distributor of animal health products.

Item 1A. Risk Factors

The Company is subject to various risks, including the risks described below. The Company's business, operating results, and financial condition could be materially and adversely affected by any of these risks. Additional risks not presently known to the Company or that the Company currently deems immaterial may also impair its business and operations.

The Company may have a higher risk of delinquency and default than traditional lenders because it loans money to credit-impaired borrowers.

Substantially all of the Company's automobile contracts involve loans made to individuals with impaired or limited credit histories, or higher debt-to-income ratios than permitted by traditional lenders. Loans made to borrowers who are restricted in their ability to obtain financing from traditional lenders generally entail a higher risk of delinquency, default and repossession, and higher losses than loans made to borrowers with better credit. Delinquency interrupts the flow of projected interest income and repayment of principal from a loan, and a default can ultimately lead to a loss if the net realizable value of the automobile securing the loan is insufficient to cover the principal and interest due on the loan or the vehicle cannot be recovered. The Company's profitability depends, in part, upon its ability to properly evaluate the creditworthiness of non-prime borrowers and efficiently service such loans. Although the Company believes that its underwriting criteria and collection methods enable it to manage the higher risks inherent in loans made to non-prime borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. If the Company experiences higher losses than anticipated, its financial condition, results of operations and business prospects could be materially and adversely affected.

The Company's allowance for credit losses may not be sufficient to cover actual credit losses, which could adversely affect its financial condition and operating results.

From time to time, the Company has to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of the collateral securing loans. The Company maintains an allowance for credit losses in an attempt to cover credit losses inherent in its loan portfolio. Additional credit losses will likely occur in the future and may occur at a rate greater than the Company has experienced to date. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to delinquency levels, collateral values, economic conditions and underwriting and collections practices. This evaluation is inherently subjective as it requires estimates of material factors that may be susceptible to significant change. If the Company's assumptions and judgments prove to be incorrect, its current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in its loan portfolio which could adversely affect the Company's financial condition and results of operations.

A reduction in the availability or access to sources of inventory would adversely affect the Company's business by increasing the costs of vehicles purchased.

The Company acquires vehicles primarily through wholesalers, new car dealers, individuals and auctions. There can be no assurance that sufficient inventory will continue to be available to the Company or will be available at comparable costs. Any reduction in the availability of inventory or increases in the cost of vehicles would adversely affect gross profit percentages as the Company focuses on keeping payments affordable to its customer base. The Company could have to absorb cost increases. The overall new car sales volumes in the United States have decreased dramatically in the last few years and this could potentially have a significant negative effect on the supply of vehicles available to the Company in future periods.

The used automotive retail industry is highly competitive and fragmented, which could result in increased costs to the Company for vehicles and adverse price competition.

The Company competes principally with other independent Buy Here/Pay Here dealers, and to a lesser degree with (i) the used vehicle retail operations of franchised automobile dealerships, (ii) independent used vehicle dealers, and (iii) individuals who sell used vehicles in private transactions. The Company competes for both the purchase and resale of used vehicles. The Company's competitors may sell the same or similar makes of vehicles that Car-Mart offers in the same or similar markets at competitive prices. Increased competition in the market, including new entrants to the market, could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins. Further, if any of the Company's competitors seek to gain or retain market share by reducing prices for used vehicles, the Company would likely reduce its prices in order to remain competitive, which may result in a decrease in its sales and profitability and require a change in its operating strategies.

The used automotive retail industry operates in a highly regulated environment with significant attendant compliance costs and penalties for non-compliance.

The used automotive retail industry is subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements and laws regarding advertising, vehicle sales, financing, and employment practices. Facilities and operations are also subject to federal, state, and local laws and regulations relating to environmental protection and human health and safety. The violation of these laws and regulations could result in administrative, civil, or criminal penalties against the Company, or in a cease and desist order. As a result, the Company has incurred, and will continue to incur, capital and operating expenditures, and other costs in complying with these laws and regulations. Further, over the past several years, private plaintiffs and federal, state, and local regulatory and law enforcement authorities have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale of motor vehicles. Additionally, the Company anticipates that it could be subject to additional regulations in connection with federal legislation that is being considered by the United States Congress to establish a consumer financial protection agency with potentially broad regulatory powers over consumer credit products such as those offered by the Company

Inclement weather can adversely impact the Company's operating results.

The occurrence of weather events, such as rain, snow, wind, storms, hurricanes, or other natural disasters, which adversely affect consumer traffic at the Company's automotive dealerships, could negatively impact the Company's operating results.

The severe downturn in recent global economic and market conditions could have adverse consequences for the used automotive retail industry in the future and may have greater consequences for the non-prime segment of the industry.

In the normal course of business, the used automotive retail industry is subject to changes in regional U.S. economic conditions, including, but not limited to, interest rates, gasoline prices, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general. The recent severe downturn and disruptions in global economic and market conditions could adversely affect consumer demand and/or increase the Company's costs, resulting in lower profitability for the Company. Due to the Company's focus on non-prime borrowers, its actual rate of delinquencies, repossessions and credit losses on loans could be higher under adverse economic conditions than those experienced in the automotive retail finance industry in general. The Company is unable to predict with certainty the future impact which the most recent global economic conditions will have on consumer demand in our markets or on the Company's costs.

If an amendment to the Arkansas constitution is not approved by voters, a decrease in market interest rates will likely have an adverse effect on the Company's profitability.

The Company's earnings are impacted by its net interest income, which is the difference between the income earned on interest-bearing assets and the interest paid on interest-bearing notes payable. The Company's finance receivables generally bear interest at fixed rates ranging from 5.5% to 19%, while its revolving notes payable contain variable interest rates that fluctuate with market interest rates. However, interest rates charged on finance receivables originated in the State of Arkansas have, until recently, been limited to the federal primary credit rate (currently .75%) plus 5%. In recent years, the rate charged to Arkansas customers was as high as 11.25%, in August 2007. Typically, the Company has charged interest on its Arkansas loans at or near the maximum rate allowed by law. Thus, while the interest rates charged on the Company's loans do not fluctuate once established, new loans originated in Arkansas were set at a spread above the federal primary credit rate which does fluctuate. At April 30, 2010, approximately 48% of the Company's finance receivables were originated in Arkansas. The long-term effect of decreases in the federal primary credit rate generally had a negative effect on the profitability of the Company because the amount of interest income lost on Arkansas originated loans would likely exceed the amount of interest expense saved on the Company's variable rate borrowings. Effective June 26, 2009, the Company began charging 12% on loans originated in Arkansas. This was due to the passage by the U.S. Congress of the Supplemental Appropriations Act of 2009 which was signed into law on June 24, 2009. Within this legislation is a provision which allows the Company to charge up to 17% on loans to our customers in Arkansas. The legislation has a sunset clause and will expire on December 31, 2010. The sunset exists because Arkansas voters will be voting in November 2010 on a state constitutional amendment which will effectively replace the federal legislation. Should Arkansas voters not approve the state constitutional amendment; the Company will again be subject to a maximum rate of the federal primary credit rate plus 5% effective January 1, 2011 for loans originated in Arkansas.

The Company's business is geographically concentrated; therefore, the Company's results of operations may be adversely affected by unfavorable conditions in its local markets.

The Company's performance is subject to local economic, competitive, and other conditions prevailing in the eight states where the Company operates. The Company provides financing in connection with the sale of substantially all of its vehicles. These sales are made primarily to customers residing in Arkansas, Oklahoma, Texas, Kentucky and Missouri, with approximately 47% of revenues resulting from sales to Arkansas customers. The Company's current results of operations depend substantially on general economic conditions and consumer spending habits in these local markets. Any decline in the general economic conditions or decreased consumer spending in these markets may have a negative effect on the Company's results of operations.

The Company's success depends upon the continued contributions of its management teams and the ability to attract and retain qualified employees.

The Company is dependent upon the continued contributions of its management teams. Because the Company maintains a decentralized operation in which each dealership is responsible for buying and selling its own vehicles, making credit decisions and collecting loans it originates, the key employees at each dealership are important factors in the Company's ability to implement its business strategy. Consequently, the loss of the services of key employees could have a material adverse effect on the Company's results of operations. In addition, when the Company decides to open new dealerships, the Company will need to hire additional personnel. The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive and may subject the Company to increased labor costs during periods of low unemployment.

The Company's business is dependent upon the efficient operation of its information systems.

The Company relies on its information systems to manage its sales, inventory, consumer financing, and customer information effectively. The failure of the Company's information systems to perform as designed, or the failure to maintain and continually enhance or protect the integrity of these systems, could disrupt the Company's business, impact sales and profitability, or expose the Company to customer or third-party claims.

Changes in the availability or cost of capital and working capital financing could adversely affect the Company's growth and business strategies and the recent volatility and disruption of the capital and credit markets, and adverse changes in the global economy, could have a negative impact on the Company's ability to access the credit markets in the future and/or obtain credit on favorable terms.

The Company generates cash from income from continuing operations. The cash is primarily used to fund finance receivables growth. To the extent finance receivables growth exceeds income from continuing operations, generally the Company increases its borrowings under its revolving credit facilities to provide the cash necessary to make loans. On a long-term basis, the Company expects its principal sources of liquidity to consist of income from continuing operations and borrowings under revolving credit facilities and/or fixed interest term loans. Any adverse changes in the Company's ability to borrow under revolving credit facilities or fixed interest term loans, or any increase in the cost of such borrowings, would likely have a negative impact on the Company's ability to finance receivables growth which would adversely affect the Company's growth and business strategies. Further, the Company's current credit facilities contain various reporting and financial performance covenants. Any failure of the Company to comply with these covenants could have a material adverse effect on the Company's ability to implement its business strategy.

Recently, the capital and credit markets have become increasingly tight as a result of adverse economic conditions that have caused the failure and near failure of a number of large financial services companies. While currently these conditions have not impaired the Company's ability to access the credit markets and finance its operations, there can be no assurance that there will not be a further deterioration in the financial markets. If the capital and credit markets continue to experience crises and the availability of funds remains low, it is possible that the Company's ability to access the capital and credit markets may be limited or available on less favorable terms at a time when the Company would like, or need, to do so, which could have an impact on the Company's ability to refinance maturing debt or react to changing economic and business conditions. In addition, if current global economic conditions persist for an extended period of time or worsen substantially, the Company's business may suffer in a manner which could cause the Company to fail to satisfy the financial and other restrictive covenants under its credit facilities.

The Company's growth is dependent upon the availability of suitable dealership sites.

The Company leases a majority of the properties where its dealerships are located. If and when the Company decides to open new dealerships, the inability to acquire suitable real estate, either through lease or purchase, at favorable terms could limit the expansion of the Company's dealership base and could have a material adverse effect on the Company's expansion strategy and future operating results.

The Company's business is subject to seasonal fluctuations.

The Company's third fiscal quarter (November through January) was historically the slowest period for vehicle sales. Conversely, the Company's first and fourth fiscal quarters (May through July and February through April) were historically the busiest times for vehicle sales. Therefore, the Company generally realized a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. However, in fiscal 2008, 2009 and 2010 tax refund anticipation sales began in early November and continued through January (the Company's third fiscal quarter). The success of the tax refund anticipation sales effort has led to higher sales levels during the third fiscal quarters and the Company expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the first, third or fourth fiscal quarters, the adverse effect on the Company's revenues and operating results for the year could be disproportionately large.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of April 30, 2010, the Company leased approximately 70% of its facilities, including dealerships and the Company's corporate offices. These facilities are located principally in the states of Arkansas, Oklahoma, Texas, Kentucky and Missouri. The Company's corporate offices are located in approximately 12,000 square feet of leased space in Bentonville, Arkansas. For additional information regarding the Company's properties, see "Contractual Payment Obligations" and "Off-Balance Sheet Arrangements" under Item 7 of Part II.

Item 3. Legal Proceedings

In the ordinary course of business, the Company has become a defendant in various types of legal proceedings. While the outcome of these proceedings cannot be predicted with certainty, the Company does not expect the final outcome of any of these proceedings, individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Item 4. Reserved

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol CRMT. The following table sets forth, by fiscal quarter, the high and low sales prices reported by NASDAQ for the Company's common stock for the periods indicated.

	Fiscal 2010		Fiscal 2009	
	High	Low	High	Low
First quarter	$ 21.98	13.93	$ 21.33	$ 13.55
Second quarter	25.69	18.37	23.12	12.04
Third quarter	27.25	20.17	16.70	6.88
Fourth quarter	27.32	22.27	17.01	8.79

As of June 18, 2010, there were approximately 967 shareholders of record. This number excludes stockholders holding the Company's common stock as "beneficial owners" under nominee security position listings.

Stockholder Return Performance Graph

Set forth below is a line graph comparing the fiscal year end percentage change in the cumulative total stockholder return on the Company's common stock to (i) the cumulative total return of the NASDAQ Market Index (U.S. companies), and (ii) the Hemscott Group 744 Index – Auto Dealerships ("Automobile Index"), for the period of five fiscal years commencing on May 1, 2005 and ending on April 30, 2010. The graph assumes that the value of the investment in the Company's common stock and each index was $100 on April 30, 2005.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS*
Among America's Car-Mart, Inc., the NASDAQ Market Index (U.S.)
and Hemscott Group 744 Index - Auto Dealerships
$160
$140
$120
$100
$80
$60
$40
$20
$0

	4/05	4/06	4/07	4/08	4/09	4/10
America's Car-Mart, Inc.	100.00	96.26	60.64	68.07	76.73	119.82
NASDAQ Market Index (U.S.)	100.00	121.25	134.58	127.40	89.92	129.99
Hemscott Group 744 Index - Auto Dealerships	100.00	133.02	141.96	126.91	94.79	132.14

*Assumes $100 invested on April 30, 2005 in stock or index, including reinvestment of dividends.
Fiscal year ending April 30.

The dollar value at April 30, 2010 of $100 invested in the Company's common stock on April 30, 2005 was $119.82, compared to $132.14 for the Automobile Index described above and $129.99 for the NASDAQ Market Index (U.S. Companies).

Dividend Policy

Since its inception, the Company has paid no cash dividends on its common stock. The Company currently intends for the foreseeable future to continue its policy of retaining earnings to finance future growth. Payment of cash dividends in the future will be determined by the Company's Board of Directors and will depend upon, among other things, the Company's future earnings, operations, capital requirements and surplus, general financial condition, contractual restrictions that may exist, and such other factors as the Board of Directors may deem relevant. The Company is also limited in the amount of dividends or other distributions it can make to its shareholders without the consent of Car-Mart's lender. Please see "Liquidity and Capital Resources" under Item 7 of Part II for more information regarding this limitation.

Issuer Purchases of Equity Securities

The Company is authorized to repurchase up to one million shares of its common stock under the common stock repurchase program last amended and approved by the Board of Directors and announced on February 25, 2010. The following table sets forth information with respect to purchases made by or on behalf of the Company of shares of the Company's common stock during the periods indicated:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that may yet be Purchased under the Plans or Programs (1)
February 1, 2010 to February 28, 2010	40,172	$ 23.54	40,172	1,000,000
March 1, 2010 to March 31, 2010	306,125	$ 25.53	306,125	693,875
April 1, 2010 to April 30, 2010 (2)	85,549	$ 24.50	80,000	613,875
Total	431,846	$ 25.14	426,297	613,875

(1) The above described stock repurchase program has no expiration date.

(2) 5,549 of the shares purchased during April 2010 were originally granted to employees as restricted stock pursuant to the Company's Stock Incentive Plan. Pursuant to the Stock Incentive Plan, all of these shares were surrendered by the employees in

exchange for the Company's agreement to pay federal and state withholding obligations resulting from the vesting of the restricted stock. These repurchases were not made pursuant to a publicly announced plan or program and do not reduce the number of shares that may yet be purchased under the Company's publicly announced repurchase program.

Item 6. Selected Financial Data

The financial data set forth below was derived from the audited consolidated financial statements of the Company and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto contained in Item 8, and the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended April 30, (In thousands, except per share amounts)				
	2010	2009	2008	2007	2006
Revenues	$ 338,930	$ 298,966	$ 274,631	$ 240,334	$ 234,207
Net income attributable to common stockholders	$ 26,799	$ 17,906	$ 15,033	$ 4,232	$ 16,705
Diluted earnings per share from continuing operations	$2.27	$ 1.52	$ 1.26	$ 0.35	$ 1.39
Total assets	$ 251,272	$ 219,624	$ 200,589	$ 173,598	$ 177,613
Total debt	$ 38,766	$ 29,839	$ 40,337	$ 40,829	$ 43,588
Mandatorily redeemable preferred stock	$ 400	$ 400	$ 400	$ 400	$ 400
Total equity	$ 176,190	$ 157,077	$ 137,322	$ 123,828	$ 119,351
Shares outstanding	11,338	11,729	11,688	11,875	11,848

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing in Item 8 of this Annual Report on Form 10-K.

Overview

America's Car-Mart, Inc., a Texas corporation (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Buy Here/Pay Here" segment of the used car market. References to the Company include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car-Mart, Inc., an Arkansas corporation ("Car-Mart of Arkansas"), and Colonial Auto Finance, Inc., an Arkansas corporation ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2010, the Company operated 97 dealerships located primarily in small cities throughout the South-Central United States.

Car-Mart has been operating since 1981. Car-Mart has grown its revenues between approximately 3% and 21% per year over the last ten years (average 15%). Growth results from same dealership revenue growth and the addition of new dealerships. Revenue increased 13.4% for the fiscal year ending April 30, 2010 compared to fiscal 2009 primarily due to a 12.2% increase in retail units sold, a 0.9% increase in average retail sales price and a 17.7% increase in interest income.

The Company's primary focus is on collections. Each dealership is responsible for its own collections with supervisory involvement of the corporate office. Over the last five fiscal years, the Company's credit losses as a percentage of sales have ranged between approximately 20.2% in 2010 and 29.1% in 2007 (average of 22.8%). Credit losses in fiscal 2007 (29.1%) were higher than the Company's average over the last five years. Credit losses were higher due to several factors and included higher losses experienced in most of the dealerships, including mature dealerships, as the Company saw weakness in the performance of its portfolio as customers had difficulty making payments under the terms of their loans. Additionally, the Company's rapid growth put stress on its infrastructure leading to operational difficulties resulting in higher losses. Credit losses in fiscal 2008 returned to a more historical level at 22% of sales as the Company continued to focus on its operational initiatives, including credit and collections efforts. In fiscal 2009, the Company saw the benefit of continuing operational improvements despite negative macro-economic factors and experienced a reduction in credit losses to 21.5% of sales. Improvements in credit losses have again continued into fiscal 2010 as the provision for credit losses was 20.2 % of sales for the year ended April 30, 2010.

The primary reason for the improvement in credit losses in recent years relates to improvements the Company has made to its business practices, including better underwriting and better collection procedures. These improvements in business practices have led to better collection results. Negative macro-economic issues do not always lead to higher credit loss results for the Company because the Company provides basic affordable transportation which in many cases is not a discretionary expenditure for customers. The Company has installed a proprietary credit scoring system which enables the Company to monitor the quality of loans on the front end. Corporate office personnel monitor credit scores and work with dealerships when the distribution of scores falls outside of prescribed thresholds. Additionally, the Company has increased its investment in the corporate infrastructure within the collections area, including the hiring of a Director of Collection Practices and Review, which is also having a positive effect on results by providing more timely oversight and providing for more accountability on a consistent basis. In addition, the Company now has several Collection Specialists who assist the Director of Collection Practices and Review with monitoring and training efforts. Also, turnover at the dealership level for collections positions is down, which is having a positive effect on results. The Company believes that the proper execution of its business practices is the single most important determinate of credit loss experience.

Historically, credit losses, on a percentage basis, tend to be higher at new and developing dealerships than at mature dealerships. Generally, this is the case because the management at new and developing dealerships tend to be less experienced in making credit decisions and collecting customer accounts and the customer base is less seasoned. Normally the older, more mature dealerships have more repeat customers and on average, repeat customers are a better credit risk than non-repeat customers. The Company does believe that higher energy and fuel costs, general inflation and potentially lower personal income levels affecting customers can have a negative impact on collections.

The Company's gross margins as a percentage of sales have been fairly consistent from year to year. Over the last five fiscal years, the Company's gross margins as a percentage of sales have ranged between approximately 42% and 44%. Gross margin as a percentage of sales for fiscal 2010 was 43.9%. The Company's gross margins are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. Gross margins in recent years have been negatively affected by the increase in the average retail sales price (a function of a higher purchase price) and higher operating costs, mostly related to increased vehicle repair costs and higher fuel costs. Additionally, the percentage of wholesale sales to retail sales, which relate for the most part to repossessed vehicles sold at or near cost, can have a significant effect on overall gross margins. The negative effect from wholesale sales was higher in fiscal 2007 and during the first part of fiscal 2008 due to the increased level of repossession activity coupled with relatively flat retail sales levels. Higher retail sales levels and lower repossessions activity during the latter part of fiscal 2008 and for fiscal 2009 helped to bring gross margin percentages back up. Gross margin percentages in fiscal 2010 benefitted from higher retail sales levels and from a strong wholesale market for repossessed vehicles due to overall used vehicle supply shortages. The Company expects that its gross margin percentage will not change significantly in the near term from its current level (43-44% range).

Hiring, training and retaining qualified associates are critical to the Company's success. The rate at which the Company adds new dealerships and is able to implement operating initiatives is limited by the number of trained managers and support personnel the Company has at its disposal. Excessive turnover, particularly at the dealership manager level, could impact the Company's ability to add new dealerships and to meet operational initiatives. The Company has added resources to recruit, train and develop personnel, especially personnel targeted to fill dealership manager positions. The Company expects to continue to invest in the development of its workforce in fiscal 2011 and beyond.

Consolidated Operations
(Operating Statement Dollars in Thousands)

	Years Ended April 30,			% Change 2010 vs. 2009	% Change 2009 vs. 2008	As a % of Sales		
Operating Statement:	2010	2009	2008	2009	2008	2010	2009	2008
Revenues:								
Sales	$308,756	$273,340	$250,337	13.0%	9.2%	100.0%	100.0%	100.0%
Interest income and other	30,174	25,626	24,294	17.7	5.5	9.8	9.4	9.7
Total	338,930	298,966	274,631	13.4	8.9	109.8	109.4	109.7
Costs and expenses:								
Cost of sales, excluding depreciation shown below	173,106	155,668	144,537	11.2%	7.7%	56.1	57.0	57.7
SG&A	57,207	51,093	47,223	12.0	8.2	18.5	18.7	18.9
Provision for credit loss	62,277	58,807	55,046	5.9	6.8	20.2	21.5	22.0
Interest expense	2,319	4,006	2,947	(42.1)	35.9	.8	1.5	1.2
Depreciation and amortization	1,694	1,395	1,148	21.4	21.5	.5	.5	.5
Loss on dealership closures & Disposals	375	-	527	-	-	.1	-	.2
Total	296,978	270,969	251,428	9.6	7.8	96.2	99.1	100.5
Income before taxes	$ 41,952	$ 27,997	$ 23,203	49.8	20.7	13.6	10.2	9.3
Operating Data:								
Retail units sold	32,196	28,698	27,207	12.2%	5.5%			
Average dealerships in operation	95	92	93	3.3	(1.1)			
Average units sold per Dealership	339	312	293	8.6	6.5			
Average retail sales price	$9,137	$9,056	$8,690	0.9	4.2			
Same store revenue growth	11.2%	8.3%	13.0%					
Receivables average yield	12%	11.4%	12.7%					

2010 Compared to 2009

Total revenues increased $40.0 million, or 13.4%, in fiscal 2010 as compared to fiscal 2009, principally as a result of (i) revenue growth from dealerships that operated a full 12 months in both periods ($32.6 million), (ii) dealerships opened during fiscal 2009 or dealerships that opened or closed a satellite location during fiscal 2009 ($1.4 million), (iii) revenues from dealerships opened during fiscal 2010 ($6.0 million).

Revenues increased 13.4% in fiscal 2010 as compared to revenue growth of 8.9% in fiscal 2009. The increase in revenue for fiscal 2010 is attributable to (i) a 12.2% increase in retail unit volumes together with a 0.9% increase in the average unit sales price, (ii) a 17.7% increase in interest and other income and, (iii) a $1.1 million increase in wholesale sales.

Cost of sales, as a percentage of sales, decreased to 56.1% in fiscal 2010 from 57.0% in fiscal 2009. The Company's cost of sales as a percentage of sales was positively affected by a slightly lower percentage and significantly improved results for wholesale sales, due to favorable market conditions, as well as improvements in retail pricing efficiencies when compared to the prior year. Wholesale sales, for the most part, relate to repossessed vehicles sold at or near cost. The Company's selling prices are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. The Company will continue to focus efforts on minimizing the average retail sales price in order to help keep the loan terms shorter, which helps customers to maintain appropriate equity in their vehicles. The consumer demand for vehicles the Company purchases for resale remains high. This high demand has been exacerbated by the decrease in domestic new car sales, which results in higher purchase costs for the Company.

Selling, general and administrative expense, as a percentage of sales, decreased 0.2% to 18.5% in fiscal 2010 from 18.7% in fiscal 2009. The percentage decrease was principally the result of higher sales levels as a large majority of the Company's operating costs are more fixed in nature. In dollar terms, overall selling, general and administrative expenses increased $6.1 million from fiscal 2009, which consisted primarily of increased payroll costs. At the corporate level, higher payroll costs were concentrated in the Human Resources, Information Technology and Credit and Collections areas. Within Human Resources is the Manager in Training Program, where the Company has significantly increased its investment over the last year in order to have a sufficient level of qualified associates in this program to support growth and cover attrition needs. At the dealership level, market-based pay adjustments for certain positions have been made to reduce turnover and to attract qualified associates. Additionally, many of the company's compensation arrangements are tied to financial performance and as such, more payroll costs are incurred during periods of improved financial results. Also, stock based compensation was up approximately $600,000 for fiscal 2010 compared to fiscal 2009.

Provision for credit losses, as a percentage of sales, decreased 1.3% to 20.2% in fiscal 2010 from 21.5% in fiscal 2009. The Company is benefiting from better execution of its collection practices, which is offsetting negative macro-economic issues that were prevalent during most of fiscal 2010. Turnover at the dealership level for collection positions is down between years which is having a positive effect on results. Additionally, the Company has increased its investment in the corporate infrastructure within the collection area which is continuing to have a positive effect on results by providing more oversight and providing more accountability on a consistent basis. The Company believes that the proper execution of its business practices is the single most important determinate of credit loss experience.

Interest expense (excluding the non-cash charge related to the change in fair value of the interest rate swap agreement described below) as a percentage of sales decreased 0.1% to 0.8% for fiscal 2010 compared to fiscal 2009. The decrease was attributable to lower average borrowings during fiscal 2010

($33.0 million for fiscal 2010 compared to $37.7 million for fiscal 2009), offset by an increase in the overall average interest rate.

The Company has an interest rate swap agreement (the "Agreement") which is not designated as a hedge by Company management; therefore, the gain (loss) of the Agreement is reported as a component of interest expense in earnings. The non-cash charge related to the Agreement was caused by a number of factors, including changes in interest rates, amount of notional debt outstanding, and number of months until maturity. Because the Company currently intends to hold the interest rate swap until its maturity in May 2013, the charge, which resulted from a change in fair value, will reverse by the maturity date.

The net income for the Agreement reported in earnings as interest income was $155,000 for fiscal 2010 compared to net expense of $1.5 million for fiscal 2009. The fair value of the Agreement is included in accrued liabilities on the Company's Consolidated Balance Sheet as of April 30, 2010 at $1.4 million. The interest on the credit facilities, the net settlements under the interest rate swap, and the changes in the fair value of the Agreement are all reflected as interest expense. Notwithstanding the Company's intention to hold the swap until maturity, changes in fair value of the Agreement will continue to be recognized quarterly as non-cash charges or gains, as the case may be.

2009 Compared to 2008

Revenues increased $24.3 million, or 8.9%, in fiscal 2009 as compared to fiscal 2008, principally as a result of (i) revenue growth from dealerships that operated a full 12 months in both periods ($20.9 million), (ii) dealerships opened during fiscal 2008 or dealerships that opened or closed a satellite location during fiscal 2009 or fiscal 2008 ($3.4 million), (iii) revenues from dealerships opened during fiscal 2009 ($.8 million) offset by a $.8 million decrease in revenues for a dealership that closed in fiscal 2008.

Revenues increased 8.9% in fiscal 2009 as compared to revenue growth of 14.3% in fiscal 2008. The increase in revenue for fiscal 2009 is attributable to (i) a 5.5% increase in retail unit volumes together with a 4.2% increase in the average unit sales price, (ii) a 5.5% increase in interest and other income, offset by a $460,000 decrease in wholesale sales. Presently, the Company expects that its average retail sales price will increase in fiscal 2010, but at a rate less than increases seen in recent fiscal years.

Cost of sales, as a percentage of sales, decreased to 57% in fiscal 2009 from 57.7% in fiscal 2008. The Company's gross margins are based upon the cost of the vehicle purchased, with lower-priced vehicles typically having higher gross margin percentages. The Company's gross margins had been negatively affected in recent history by the increase in the average retail sales price (a function of a higher purchase price) and to a lesser extent by higher operating costs, mostly related to increased vehicle repair costs and higher fuel costs. In fiscal 2009, gross margin percentages benefited from pricing efficiencies, lower wholesale sales and slightly lower operating expenses when compared to fiscal 2008. The consumer demand for vehicles the Company purchases for resale remains high. This high demand has been exacerbated by the decrease in domestic new car sales, which results in higher purchase costs for the Company.

Selling, general and administrative expense, as a percentage of sales, decreased 0.2% to 18.7% in fiscal 2009 from 18.9% in fiscal 2008. The percentage decrease was principally the result of higher sales levels as a large majority of the Company's operating costs are more fixed in nature. In dollar terms, overall expenses increased $3.9 million from fiscal 2008, which consisted primarily of increased payroll costs. At the corporate level, higher payroll costs were concentrated in the Human Resources, Information Technology and Collections areas. Human Resources includes the Company's Manager in Training Program, the entry level point for future dealership managers. The Company significantly increased its investment in the Manager in Training program throughout fiscal 2009. Additionally, the Company increased its investment in its training department during fiscal 2009 to ensure that associates possess the appropriate skills and are well trained in serving customers. At the dealership level during fiscal 2009, the Company made market-based pay adjustments for certain positions in an effort to reduce turnover and to attract qualified associates. Also, stock based compensation was $2.1 million in fiscal 2009 compared to $1.6 million in fiscal 2008.

Provision for credit losses, as a percentage of sales, decreased 0.5% to 21.5% in fiscal 2009 from 22.0% in fiscal 2008. Credit losses in fiscal 2009 were positively affected by lower losses during the first three quarters of 2009 offset by a slightly higher loss rate for the fourth fiscal quarter (20.8% for the fourth quarter of fiscal 2009 compared to 20.0% for the fourth quarter of fiscal 2008). The Company is benefiting from better execution of its collection practices, which is offsetting negative macro-economic issues that were prevalent during most of fiscal 2009. Turnover at the dealership level for collection positions is down between years which is having a positive effect on results. Additionally, the Company has increased its investment in the corporate infrastructure within the collection area which is also having a positive effect on results by providing more oversight and providing more accountability on a consistent basis. The Company believes that the proper execution of its business practices is the single most important determinate of credit loss experience.

Interest expense (excluding the non-cash charge related to the change in fair value of the interest rate swap agreement described above) as a percentage of sales decreased 0.3% to 0.9% for fiscal 2009 compared to fiscal 2008. The decrease was attributable to lower average interest rates during fiscal 2009 as well as a slight decrease in average borrowings ($37.7 million for fiscal 2009 compared to $38.0 million for fiscal 2008). The decrease in interest rates is attributable to decreases in the prime interest rate of the Company's lender, as the interest rate under the Company's revolving credit facilities fluctuate with the prime interest rate of its lender.

Financial Condition

The following table sets forth the major balance sheet accounts of the Company at April 30, 2010, 2009 and 2008 (in thousands):

	April 30,		
	2010	2009	2008
Assets:			
Finance receivables, net	$ 205,423	$ 182,041	$ 163,344
Inventory	20,367	15,476	13,532
Property and equipment, net	22,722	19,346	18,140
Liabilities:			
Accounts payable and accrued liabilities	18,471	16,270	14,434
Deferred payment protection plan revenue	8,229	7,353	4,631
Deferred tax liabilities, net	9,193	8,377	3,465
Revolving credit facilities & notes payable	38,766	29,839	40,337

Historically, finance receivables tended to grow slightly faster than revenue growth. This has historically been due, to a large extent, to an increasing weighted average term necessitated by increases in the average retail sales price. The following table shows receivables growth compared to revenue growth. The difference for fiscal 2009 relates primarily to lower net charge-offs and a slightly longer weighted average loan term due mostly to an increase in the average retail sales price. The average term for installment sales contracts at April 30, 2010 was relatively flat as compared to April 30, 2009 (27.7 months vs. 27.6 months), and collections were up significantly which led to receivables growth being lower than revenue growth for fiscal 2010. Revenue growth results from same store revenue growth and the addition of new dealerships. Going forward, it is anticipated that growth in finance receivables will approximate or even be slightly less than revenue growth on an annual basis.

	Year Ended April 30,		
	2010	2009	2008
Growth in finance receivables, net of deferred payment protection plan revenue	12.9%	10.1%	14.0%
Revenue growth	13.4%	8.9%	14.3%

In fiscal 2010, inventory increased 31.6% ($4.9 million) as compared to revenue growth of 13.4%. The increase resulted primarily from (i) slightly higher overall price increases for the type of vehicle the Company purchases for resale, (ii) the Company's desire to offer a broad mixture and increased quantities of vehicles to adequately serve its expanding retail customer base and (iii) new dealership openings. The Company will continue to manage inventory levels in the future to ensure adequate supply of vehicles, in volume and mix, and to meet sales demand.

Property and equipment, net increased $3.4 million in fiscal 2010 as the Company incurred expenditures related to new dealerships as well as to refurbish and expand a number of existing locations.

Accounts payable and accrued liabilities increased $2.2 million in fiscal 2010 due primarily to increased payables related to higher inventory levels and other volume related expenditures as well as increased compensation payable as a result of the increased profit levels.

The unearned portion of the payment protection plan product increased $0.9 million in fiscal 2010. This product was introduced in the first quarter of fiscal 2008.

Deferred tax liabilities, net increased $816,000 in fiscal 2010 primarily due to increased finance receivables, partially offset by deferred tax assets related to the increased accrued liabilities and increased share based compensation. In fiscal 2009, the Company benefitted from a $4.9 million increase in deferred income taxes and a $4.2 million positive change in current income taxes, primarily related to refunds from prior year taxes paid.

Borrowings on the Company's revolving credit facilities fluctuate primarily based upon a number of factors including (i) net income, (ii) finance receivables changes, (iii) income taxes, (iv) capital expenditures and (v) common stock repurchases. Historically, income from continuing operations, as well as borrowings on the revolving credit facilities, have funded the Company's finance receivables growth, capital asset purchases and common stock repurchases. In fiscal 2010 the Company had a $8.9 million net increase in borrowings under the revolving credit facility & notes payable to help finance receivables growth, capital expenditures and common stock repurchases.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to the Company's Statements of Cash Flows (in thousands):

	Years Ended April 30,		
	2010	2009	2008
Operating activities:			
Net income	$ 26,839	$ 17,946	$ 15,073
Provision for credit losses	62,277	58,807	55,046
Losses on claims for payment protection plan	4,504	4,061	1,871
Depreciation and amortization	1,694	1,395	1,148
Stock based compensation	2,727	2,112	1,600
Unrealized loss (gain) for change in fair market value of interest rate swap	(155)	1,522	-
Finance receivable originations	(283,626)	(252,879)	(230,920)
Finance receivable collections	169,902	149,357	129,232
Inventory	18,740	20,024	20,249
Current Income Taxes	(151)	4,161	(1,390)
Deferred Income Taxes	816	4,912	3,130
Accrued Interest on Finance Receivables	(183)	55	(139)
Deferred payment protection plan revenue	876	2,722	4,631
Accounts payable and accrued liabilities	3,402	1,214	3,690
Other	455	(1,091)	(106)
Total	8,117	14,318	3,115
Investing activities:			
Purchase of property and equipment	(6,465)	(2,664)	(2,559)
Proceeds from sale of property and equipment	1,020	62	112
Proceeds from sale of finance receivables related to dealership	-	-	343
Total	(5,445)	(2,602)	(2,104)
Financing activities:			
Debt facilities, net	8,927	(10,498)	(492)
Change in cash overdrafts	(1,046)	(900)	2,556
Purchase of common stock	(10,857)	(1,181)	(3,538)
Dividend payments	(40)	(40)	(40)
Exercise of stock options and warrants, including tax benefits and issuance of common stock	444	918	399
Total	(2,572)	(11,701)	(1,115)
Change in cash	$ 100	$ 15	$ $ (104)

The primary drivers of operating profits and cash flows include (i) top line sales (ii) interest rates on finance receivables, (iii) gross profit percentages on vehicle sales, and (iv) credit losses. The Company generates cash flow from income from operations. Historically, most or all of this cash is used to fund finance receivables growth, capital expenditures and common stock repurchases. To the extent finance receivables growth, capital expenditures and common stock repurchases exceed income from operations, generally the Company increases its borrowings under its revolving credit facilities. The majority of the Company's growth has been self-funded.

Cash flows from operations in fiscal 2010 were positively impacted by (i) higher sales volumes and higher gross margin percentages on those sales, (ii) lower credit losses as a percentage of sales, (iii) increased accounts payable and accrued liabilities, offset by a significant decrease in the positive impact from current and deferred income taxes as well as the net effect of other components of the change in finance receivables including originations, collections, inventory acquired in both repossessions and payment protections plan claims as well as the actual payment protection plan claims. Finance receivables, net, increased by $23.4 million during fiscal 2010.

Cash flows from operations in fiscal 2009 were positively impacted by (i) higher sales volumes and higher gross margin percentages on those sales, (ii) lower credit losses as a percentage of sales, (iii) improvements in current and deferred income taxes which resulted from the effect of an increase in the finance receivables as well as refunds from prior year taxes paid, (iv) increases in liabilities for fiscal 2009 resulting from increased sales levels, the deferred payment protection plan revenue and the liability associated with the interest rate swap agreement, offset by the net effect of other components of the change in finance receivables including originations, collections, inventory acquired in both repossessions and payment protections plan claims as well as the actual payment protection plan claims. Finance receivables, net, increased by $18.7 million during fiscal 2009.

The purchase price the Company pays for a vehicle has a significant effect on liquidity and capital resources. Several external factors can negatively affect the purchase cost of vehicles. Decreases in the overall volume of new car sales, particularly domestic brands, lead to decreased supply in the used car market. Also, the expansion of the customer base due in part to constrictions in consumer credit, as well as general economic conditions, can have an overall effect on the demand for the type of vehicle the Company purchases for resale. Because the Company bases its selling price on the purchase cost for the vehicle, increases in purchase costs result in increased selling prices. As the selling price increases, it becomes more difficult to keep the gross profit percentage and loan term in line with historical results, because the Company's customers have limited incomes and their car payment must remain affordable within their individual budgets. The Company has seen increases in the purchase cost of vehicles and resulting increases in selling prices and terms over the last few years. Management does expect some continuing increases in vehicle purchase costs on a going-forward basis. Management also expects the availability of consumer credit within the automotive industry to continue to be constricted, especially in the deep subprime area, when compared to recent history and that this will continue to result in overall increases in demand for most, if not all, of the vehicles the Company purchases for resale. The Company has devoted significant efforts to improve its purchasing processes to ensure adequate supply at appropriate prices. This is expected to result in gross margin percentages in the 43-44% range and overall loan terms remaining fairly consistent with recent experience but increasing somewhat into the future. In an effort to ensure an adequate supply of vehicles at appropriate prices, the Company has increased the level of accountability for its purchasing agents including the establishment of sourcing and pricing guidelines. Additionally, the Company is expanding its purchasing territories to larger cities in close proximity to its dealerships and increasing its efforts to purchase vehicles from individuals at the dealership level as well as via the internet.

Macro-economic factors can have a significant effect on credit losses and resulting liquidity. General inflation, particularly within staple items such as groceries and gasoline, as well as overall unemployment levels can have a significant effect on collection results and ultimately credit losses. The Company has made improvements to its business processes within the last few years to strengthen controls and provide stronger infrastructure to support its collection efforts. With these improvements, the Company anticipates that credit losses on a going-forward basis will be in the range of 20-22% of sales. However, significant negative macro-economic effects could cause actual results to differ from the anticipated range.

The Company has generally leased the majority of the properties where its dealerships are located. As of April 30, 2010, the Company leased approximately 70% of its dealership properties. The Company expects to continue to lease the majority of the properties where its dealerships are located.

Car-Mart of Arkansas' credit facilities limit distributions from Car-Mart of Arkansas to the Company beyond (i) the repayment of an intercompany loan ($2.9 million at April 30, 2010), and (ii) dividends equal to 75% of Car-Mart of Arkansas' net income. At April 30, 2010, the Company's net assets (excluding its $173 million equity investment in Car-Mart of Arkansas) consisted of $1,000 in cash, $0.3 million in other net assets and a $2.9 million receivable from Car-Mart of Arkansas. Thus, the Company is limited in the amount of dividends or other distributions it can make to its shareholders without the consent of the Company's lender.

At April 30, 2010, the Company had $268,000 of cash on hand and an additional $19.6 million of availability under its revolving credit facilities (see Note F to the Consolidated Financial Statements in Item 8). On a short-term basis, the Company's principal sources of liquidity include income from operations and borrowings under its revolving credit facilities. On a longer-term basis, the Company expects its principal sources of liquidity to consist of income from operations and borrowings under revolving credit facilities and/or fixed interest term loans. The Company's revolving credit facilities mature in April 2011 and the Company expects that it will be able to renew or refinance its revolving credit facilities on or before the date they mature. Furthermore, while the Company has no specific plans to issue debt or equity securities, the Company believes, if necessary, it could raise additional capital through the issuance of such securities.

The Company expects to use cash to (i) grow its finance receivables portfolio, (ii) purchase property and equipment of approximately $4 million in the next 12 months in connection with refurbishing existing dealerships and adding new dealerships, (iii) repurchase shares of common stock when favorable conditions exist and (iv) reduce debt to the extent excess cash is available.

The Company believes it will have adequate liquidity to continue to grow its revenues and to satisfy its capital needs for the foreseeable future.

Contractual Payment Obligations

The following is a summary of the Company's contractual payment obligations as of April 30, 2010, including renewal periods under operating leases that are reasonably assured (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Revolving lines of credit	$ 31,944	$ 31,944	$ -	$ -	$ -
Notes payable	6,822	945	2,111	2,443	1,323
Interest payments	1,623	469	717	385	52
Operating leases	31,792	3,095	6,161	5,735	16,801
Total	$ 72,181	$ 36,453	$ 8,989	$ 8,563	$ 18,176

We calculate estimated interest payments for the long term debt using the applicable rates and payment dates. We typically expect to settle such interest payments with cash flows from operations and short-term borrowings.

The above excludes estimated interest payments on the Company's revolving line of credit and the interest payments on the interest rate swap agreement. The Company paid $1.0 million in interest payments on the revolving line of credit and $695,000 in interest on the interest rate swap agreement in fiscal 2010.

The $31.8 million of operating lease commitments includes $5.5 million of non-cancelable lease commitments under the primary lease terms, and $26.3 million of lease commitments for renewal periods at the Company's option that are reasonably assured.

Off-Balance Sheet Arrangements

The Company has entered into operating leases for approximately 70% of its dealership and office facilities. Generally these leases are for periods of three to five years and usually contain multiple renewal options. The Company uses leasing arrangements to maintain flexibility in its dealership locations and to preserve capital. The Company expects to continue to lease the majority of its dealership and office facilities under arrangements substantially consistent with the past. For the years ended April 30, 2010, 2009 and 2008, rent expense for all operating leases amounted to approximately $3.5 million, $3.0 million and $2.7 million, respectively.

Other than its operating leases, the Company is not a party to any off-balance sheet arrangement that management believes is reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Finance Company Contingency

Car-Mart of Arkansas and Colonial do not meet the affiliation standard for filing consolidated income tax returns, and as such they file separate federal and state income tax returns. Car-Mart of Arkansas routinely sells its finance receivables to Colonial at what the Company believes to be fair market value and is able to take a tax deduction at the time of sale for the difference between the tax basis of the receivables sold and the sales price. These types of transactions, based upon facts and circumstances, have been permissible under the provisions of the Internal Revenue Code ("IRC") as described in the Treasury Regulations. For financial accounting purposes, these transactions are eliminated in consolidation, and a deferred tax liability has been recorded for this timing difference. The sale of finance receivables from Car-Mart of Arkansas to Colonial provides certain legal protection for the Company's finance receivables and, principally because of certain state apportionment characteristics of Colonial, also has the effect of reducing the Company's overall effective state income tax rate by approximately 240 basis points. The actual interpretation of the Treasury Regulations is in part a facts and circumstances matter. The Company believes it satisfies the material provisions of the Treasury Regulations. Failure to satisfy those provisions could result in the loss of a tax deduction at the time the receivables are sold, and have the effect of increasing the Company's overall effective income tax rate as well as altering the timing of required tax payments.

The IRS recently concluded the previously reported examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS has questioned whether deferred payment protection plan (PPP) revenue associated with the sale of certain receivables is subject to the acceleration of advance payments provision of the Internal Revenue Code and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue is timing in nature and does not affect the overall tax provision, just the timing of required tax payments.

By letter dated April 2, 2010, the IRS delivered to the Company a revenue agent's report ("RAR"), which proposes an adjustment for the items discussed above as well as interest. The Company intends to vigorously defend its position and on April 23, 2010, the Company filed an administrative protest with the Appeals Office of the IRS. The protest disputes the income tax changes proposed by the IRS and requests a conference with a representative of the Appeals Office. The Company has not yet been notified by the Appeals Office of a date for the conference. If the matter is not resolved in the Appeals Office, and if the IRS intends to pursue its position, the Company fully intends to ask an appropriate court to consider the issue.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates. The Company believes the most significant estimate made in the preparation of the Consolidated Financial Statements in Item 8 relates to the determination of its allowance for credit losses, which is discussed below. The Company's accounting policies are discussed in Note B to the Consolidated Financial Statements in Item 8.

The Company maintains an allowance for credit losses on an aggregate basis at a level it considers sufficient to cover estimated losses in the collection of its finance receivables. At April 30, 2010, the weighted average total loan term was 27.7 months with 19.6 months remaining. The reserve amount in the allowance for credit losses at April 30, 2010, $55.6 million, was 22% of the principal balance in Finance receivables of $261.0 million, less unearned payment protection plan revenue of $8.2 million. The estimated reserve amount is the Company's anticipated future net charge-offs for losses incurred through the balance sheet date. The allowance takes into account historical credit loss experience (both timing and severity of losses), with consideration given to recent credit loss trends and changes in loan characteristics (i.e., average amount financed, months outstanding at loss date, term and age of portfolio), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is reviewed at least quarterly by management with any changes reflected in current operations. The calculation of the allowance for credit losses uses the following primary factors:

- The number of units repossessed or charged-off as a percentage of total units financed over specific historical periods of time.
- The average net repossession and charge-off loss per unit during the last eighteen months, segregated by the number of months since the loan origination date, and adjusted for the expected future average net charge-off loss per unit. About 50% of the charge-offs that will ultimately occur in the portfolio are expected to occur within 10-11 months following the balance sheet date. The average age of an account at charge-off date is 11.8 months.
- The timing of repossession and charge-off losses relative to the date of sale (i.e., how long it takes for a repossession or charge-off to occur) for repossessions and charge-offs occurring during the last eighteen months.

A point estimate is produced by this analysis which is then supplemented by any positive or negative subjective factors to arrive at an overall reserve amount that management considers to be a reasonable estimate of incurred losses that will be realized via actual charge-offs in the future. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses. Periods of economic downturn do not necessarily lead to increased credit losses because the Company provides basic affordable transportation to customers that, for the most part, do not have access to public transportation. The effectiveness of the execution of internal policies and procedures within the collections area has historically had a more significant effect on collection results than macro-economic issues. A 1% change, as a percentage of Finance receivables, in the allowance for credit losses would equate to an approximate pre-tax change of $2.6 million.

Recent Accounting Pronouncements

Occasionally, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies which the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards which are not yet effective will not have a material impact on its consolidated financial statements upon adoption.

Codification of GAAP. Effective July 1, 2009, the Company adopted the *Accounting Standards Codification*™ (the "Codification"). The Codification is the source of authoritative U.S. Generally Accepted Accounting Principles ("GAAP") to be applied by nongovernmental entities. The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature in one place. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Adoption of the Codification did not have a material impact on the Company's financial statements.

Consolidation. In May 2009, the FASB issued an update to the Consolidation topic. The objective of this update is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. Accordingly this update requires the ownership interests in subsidiaries held by other parties other than the parent be clearly identified, labeled, and presented in the Consolidated Balance Sheet within equity but separate from the parent's and requires entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. Upon the adoption, $100,000 of preferred stock was classified as non-controlling interest within equity and the remaining $400,000 of preferred stock with a put provision was classified in the mezzanine section. The dividends associated with the entire preferred stock were reflected as a reduction to net income to arrive at net income attributable to the common stockholders. The presentation of the preferred stock has been applied retroactively for all periods.

Derivatives and hedging. In May 2009, the FASB issued an update to the derivates and hedging topic. Due to the use and complexity of derivative instruments, there were concerns regarding the existing disclosure requirements around derivative instruments. Accordingly, this update requires enhanced disclosures about an entity's derivative and hedging activities. Entities will be required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedging items are accounted for under this topic, and (iii) how derivative instruments and related hedging items affect an entity's financial position, financial performance and cash flows. This update did not have a material impact on the Company's financial statements.

Fair value. In August 2009, the FASB issued an update to the Fair Value topic. This update clarifies the fair market value measurement of liabilities. In circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: a technique that uses quoted price of the identical or a similar liability or liabilities when traded as an asset or assets, or another valuation technique that is consistent with this topic such as an income or market approach. This update was effective upon issuance and it did not have a material impact on the Company's financial statements.

In January 2010, the FASB issued an update to the Fair Value topic. This update requires new disclosures for (i) transfers in and out of levels 1 and 2 and (ii) activity in level 3, by requiring the reconciliation to present separate information about purchases, sales, issuance, and settlements. Also, this update clarifies the disclosures related to the fair value of each class of assets and liabilities and the input and valuation techniques for both recurring and nonrecurring fair value measurements in levels 2 and 3. The effective date for the new disclosures and clarifications is for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements, which is effective for fiscal years beginning after December 15, 2010. This update is not expected to have a material impact on the Company's financial statements.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company's results. However, recent purchase price increases for vehicles, most pronounced over the last three fiscal years, have had a negative effect on the Company's gross profit percentages when compared to past years. This is due to the fact that the Company focuses on keeping payments affordable to its customer base and at the same time ensuring that the term of the loan matches the economic life of the vehicle.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk on its financial instruments from changes in interest rates. In particular, the Company has historically had exposure to changes in the federal primary credit rate and has exposure to changes in the prime interest rate of its lender. The Company does not use financial instruments for trading purposes but has entered into an interest rate swap agreement to manage interest rate risk.

Interest rate risk. The Company's exposure to changes in interest rates relates primarily to its debt obligations. The Company is exposed to changes in interest rates as a result of its revolving credit facilities, and the interest rates charged to the Company under its credit facilities fluctuate based on its primary lender's prime rate of interest. To reduce its exposure to changes in interest rates the Company has entered into an interest rate swap agreement. The agreement was entered into generally to provide the Company with a fixed interest rate for a portion of its variable rate debt. The notional amount of this swap agreement is $20 million and it expires in May 2013. The Company may in the future enter into additional interest rate risk management arrangements for a portion of its outstanding debt.

At April 30, 2010, the Company's interest rate swap on $20 million of notional principal provides that the Company will pay monthly interest on the notional amount at a fixed rate of 6.68% and receive monthly interest on the notional amount at a floating rate based on the bank's prime lending rate (3.25% at April 30, 2010). An average decrease in future interest rates of 100 basis points from the rate at April 30, 2010, would have resulted in an additional expense, reflected within Interest expense on the Consolidated Statement of Operations, of approximately $529,000 resulting from a change in fair value of the instrument. Also, the liability for the fair value of the swap agreement reflected within Accrued liabilities on the Consolidated Balance Sheet at April 30, 2010 would have increased by approximately $529,000 to approximately $1.9 million.

The Company had total indebtedness of $38.8 million outstanding at April 30, 2010. Of this amount, $11.9 million (excluding the $20 million notional amount for the interest rate swap agreement) was variable rate debt under the credit facilities. The impact of a 1% increase in interest rates on this amount of debt would result in increased annual interest expense of approximately $119,000 and a corresponding decrease in net income before income tax.

The fair value of the interest rate swap agreement is based on quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace. The Company's valuation models are primarily industry-standard models that consider various inputs including (a) quoted forward prices for commodities, (b) time value and (c) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. The Company utilizes its counterparties' valuations to assess the reasonableness of its prices and valuation techniques.

The Company's earnings are impacted by its net interest income, which is the difference between the income earned on interest-bearing assets and the interest paid on interest-bearing notes payable. The Company's finance receivables generally bear interest at fixed rates ranging from 5.5% to 19%, while its revolving notes payable contain variable interest rates that fluctuate with market interest rates. Prior to June 2009, interest rates charged on finance receivables originated in the State of Arkansas were limited to the federal primary credit rate (currently .75%) plus 5%. As a point of reference the rate charged to Arkansas customers was 11.25% in August 2007. Typically, the Company had charged interest on its Arkansas loans at or near the maximum rate allowed by law. Thus, while the interest rates charged on the Company's loans do not fluctuate once established, new loans originated in Arkansas were set at a spread above the federal primary credit rate which does fluctuate. Effective June 26, 2009, the Company began charging 12% on loans originated in Arkansas. This was due to the passage by the U.S. Congress of the Supplemental Appropriations Act of 2009 which was signed into law on June 24, 2009. Within this legislation is a provision which allows the Company to charge up to 17% on loans to customers in Arkansas. The legislation has a sunset clause and will expire on December 31, 2010. The sunset exists because Arkansas voters will be voting in November 2010 on a state constitutional amendment which will effectively replace the federal legislation. Should the Arkansas voters not approve the state constitutional amendment, the Company will again be subject to a maximum rate of the federal primary credit rate plus 5% effective January 1, 2011 for loans originated in Arkansas. At April 30, 2010, approximately 48% of the Company's finance receivables were originated in Arkansas. The long-term effect of decreases in the federal primary credit rate generally had a negative effect on the profitability of the Company because the amount of interest income lost on Arkansas originated loans would likely exceed the amount of interest expense saved on the Company's variable rate borrowings. The Company's prior disclosures under Item 7A included calculations of hypothetical increases or decreases in interest income resulting from changes in the federal primary discount rate due to the fact that interest rates charged on finance receivables originated in the State of Arkansas, until June 26, 2009, were limited to the federal primary credit rate plus 5.0%. Since rates charged in Arkansas are no longer tied to the federal primary credit rate that presentation is no longer meaningful.

Item 8. Financial Statements and Supplementary Data

The following financial statements and accountant's report are included in Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 30, 2010 and 2009

Consolidated Statements of Operations for the years ended April 30, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended April 30, 2010, 2009 and 2008

Consolidated Statements of Changes in Equity for the years ended April 30, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
America's Car-Mart, Inc.

We have audited the accompanying consolidated balance sheets of America's Car-Mart, Inc. (a Texas corporation) and subsidiaries as of April 30, 2010 and 2009, and the related consolidated statements of operations, cash flows, and changes in equity for each of the three years in the period ended April 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of America's Car-Mart, Inc. and subsidiaries as of April 30, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), America's Car-Mart, Inc. and subsidiaries' internal control over financial reporting as of April 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 18, 2010 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
June 18, 2010

Consolidated Balance Sheets
America's Car-Mart, Inc.
(Dollars in thousands)

	April 30, 2010	April 30, 2009
Assets:		
Cash and cash equivalents	$ 268	$ 168
Accrued interest on finance receivables	961	778
Finance receivables, net	205,423	182,041
Inventory	20,367	15,476
Prepaid expenses and other assets	1,176	1,460
Goodwill	355	355
Property and equipment, net	22,722	19,346
	$ 251,272	$ 219,624
Liabilities, mezzanine equity and equity:		
Liabilities:		
Accounts payable	$ 5,796	$ 3,928
Deferred payment protection plan revenue	8,229	7,353
Accrued liabilities	12,675	12,342
Income taxes payable, net	23	308
Deferred tax liabilities, net	9,193	8,377
Revolving credit facilities and notes payable	38,766	29,839
Total liabilities	74,682	62,147
Commitments and contingencies		
Mezzanine equity:		
Mandatorily redeemable preferred stock	400	400
Equity:		
Preferred stock, par value $.01 per share, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock, par value $.01 per share, 50,000,000 shares authorized; 12,268,807 and 12,228,465 shares issued and outstanding at April 30, 2010 and 2009	123	122
Additional paid-in capital	43,483	40,313
Retained earnings	150,012	123,213
Less: Treasury stock, at cost, (931,130 and 499,284 shares at April 30, 2010 and 2009)	(17,528)	(6,671)
Total stockholders' equity	176,090	156,977
Non-controlling interest	100	100
Total equity	176,190	157,077
	$ 251,272	$ 219,624

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
America's Car-Mart, Inc.
(Dollars in thousands except per share amounts)

	Years Ended April 30, 2010	2009	2008
Revenues:			
Sales	$ 308,756	$ 273,340	$ 250,337
Interest and other income	30,174	25,626	24,294
	338,930	298,966	274,631
Costs and expenses:			
Cost of sales, excluding depreciation shown below	173,106	155,668	144,537
Selling, general and administrative	57,207	51,093	47,223
Provision for credit losses	62,277	58,807	55,046
Interest expense	2,319	4,006	2,947
Depreciation and amortization	1,694	1,395	1,148
Loss on dealership closures/sale of property and equipment	375	-	527
	296,978	270,969	251,428
Income before taxes	41,952	27,997	23,203
Provision for income taxes	15,113	10,051	8,130
Net income	$ 26,839	$ 17,946	$ 15,073
Less: Dividends on mandatorily redeemable preferred stock	40	40	40
Net income attributable to common stockholders	$ 26,799	$ 17,906	$ 15,033
Earnings per share:			
Basic	$ 2.29	$ 1.52	$ 1.27
Diluted	$ 2.27	$ 1.52	$ 1.26
Weighted average number of shares outstanding:			
Basic	11,681,880	11,747,183	11,825,657
Diluted	11,815,629	11,806,732	11,907,321

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
America's Car-Mart, Inc.
(In thousands)

	Years Ended April 30, 2010	2009	2008
Operating activities:			
Net income	$ 26,839	$ 17,946	$ 15,073
Adjustments to reconcile net income from operations to net cash provided by operating activities:			
Provision for credit losses	62,277	58,807	55,046
Losses on claims for payment protection plan	4,504	4,061	1,871
Depreciation and amortization	1,694	1,395	1,148
Loss (gain) on sale of property and equipment	375	(10)	203
Allowance related to acquisition of business, net change	(70)	-	-
Stock based compensation	2,727	2,112	1,600
Unrealized loss (gain) for change in fair value of interest rate swap	(155)	1,522	-
Deferred income taxes	816	4,912	3,130
Changes in operating assets and liabilities:			
Finance receivable originations	(283,626)	(252,879)	(230,920)
Finance receivable collections	169,902	149,357	129,232
Accrued interest on finance receivables	(183)	55	(139)
Inventory	18,740	20,024	20,249
Prepaid expenses and other assets	284	(628)	(232)
Accounts payable and accrued liabilities	3,402	1,214	3,690
Deferred payment protection plan revenue	876	2,722	4,631
Income taxes payable	(151)	4,161	(1,390)
Excess tax benefit from share-based payments	(134)	(453)	(77)
Net cash provided by operating activities	8,117	14,318	3,115
Investing activities:			
Purchase of property and equipment	(6,465)	(2,664)	(2,559)
Proceeds from sale of property and equipment	1,020	62	112
Proceeds from sale of finance receivables related to dealership	-	-	343
Net cash used in investing activities	(5,445)	(2,602)	(2,104)
Financing activities:			
Exercise of stock options and warrants	200	301	205
Excess tax benefits from stock based compensation	134	453	77
Issuance of common stock	110	164	117
Purchase of common stock	(10,857)	(1,181)	(3,538)
Dividend payments	(40)	(40)	(40)
Change in cash overdrafts	(1,046)	(900)	2,556
Proceeds from notes payable	-	15	-
Principal payments on notes payable	(2,106)	(836)	(769)
Proceeds from revolving credit facilities	122,462	90,015	78,405
Payments on revolving credit facilities	(111,429)	(99,692)	(78,128)
Net cash used in financing activities	(2,572)	(11,701)	(1,115)
Increase (decrease) in cash and cash equivalents	100	15	(104)
Cash and cash equivalents at: Beginning of period	168	153	257
End of period	$ 268	$ 168	$ 153

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
America's Car-Mart, Inc.
(Dollars in thousands)
For the Years Ended April 30, 2010, 2009 and 2008

	Common Stock		Additional Paid-In	Retained	Treasury	Non Controlling	Total
	Shares	Amount	Capital	Earnings	Stock	Interest	Equity
Balance at April 30, 2007	11,985,958	$ 120	$ 35,286	$ 90,274	$ (1,952)	$ 100	$ 123,828
Issuance of common stock	10,273	-	117	-	-	-	117
Stock options/warrants exercised	55,898	1	204	-	-	-	205
Purchase of 292,691 treasury shares	-	-	-	-	(3,538)	-	(3,538)
Tax benefit of options exercised	-	-	77	-	-	-	77
Stock based compensation	39,499	-	1,600	-	-	-	1,600
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	15,073	-	-	15,073
Balance at April 30, 2008	12,091,628	$ 121	$ 37,284	$ 105,307	$ (5,490)	$ 100	$ 137,322
Issuance of common stock	11,517	-	164	-	-	-	164
Stock options/warrants exercised	85,821	1	300	-	-	-	301
Purchase of 95,343 treasury shares	-	-	-	-	(1,181)	-	(1,181)
Tax benefit of options exercised	-	-	453	-	-	-	453
Stock based compensation	39,499	-	2,112	-	-	-	2,112
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	17,946	-	-	17,946
Balance at April 30, 2009	12,228,465	$ 122	$ 40,313	$ 123,213	$ (6,671)	$ 100	$ 157,077
Issuance of common stock	5,426	-	110	-	-	-	110
Stock options/warrants exercised	11,250	-	200	-	-	-	200
Purchase of 431,846 treasury shares	-	-	-	-	(10,857)	-	(10,857)
Tax benefit of options exercised	-	-	134	-	-	-	134
Stock based compensation	23,666	1	2,726	-	-	-	2,727
Dividends on subsidiary preferred stock	-	-	-	(40)	-	-	(40)
Net income	-	-	-	26,839	-	-	26,839
Balance at April 30, 2010	12,268,807	$ 123	$ 43,483	$ 150,012	$ (17,528)	$ 100	$ 176,190

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
America's Car-Mart, Inc.

A - Organization and Business

America's Car-Mart, Inc., a Texas corporation (the "Company"), is the largest publicly held automotive retailer in the United States focused exclusively on the "Buy Here/Pay Here" segment of the used car market. References to the Company typically include the Company's consolidated subsidiaries. The Company's operations are principally conducted through its two operating subsidiaries, America's Car-Mart, Inc., an Arkansas corporation ("Car-Mart of Arkansas") and Colonial Auto Finance, Inc., an Arkansas corporation ("Colonial"). Collectively, Car-Mart of Arkansas and Colonial are referred to herein as "Car-Mart." The Company primarily sells older model used vehicles and provides financing for substantially all of its customers. Many of the Company's customers have limited financial resources and would not qualify for conventional financing as a result of limited credit histories or past credit problems. As of April 30, 2010, the Company operated 97 dealerships located primarily in small cities throughout the South-Central United States.

B - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of America's Car-Mart, Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated.

Segment Information

Each dealership is an operating segment with its results regularly reviewed by the Company's chief operating decision maker in an effort to make decisions about resources to be allocated to the segment and to assess its performance. Individual dealerships meet the aggregation criteria under the current accounting guidance. The Company operates in the Buy Here/Pay Here segment of the used car market, also referred to as the Integrated Auto Sales and Finance industry. In this industry, the nature of the sale and the financing of the transaction, financing processes, the type of customer and the methods used to distribute the Company's products and services, including the actual servicing of the loans as well as the regulatory environment in which the Company operates all have similar characteristics. Each of our individual dealerships is similar in nature and only engages in the selling and financing of used vehicles. All individual dealerships have similar operating characteristics. As such, individual dealerships have been aggregated into one reportable segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Concentration of Risk

The Company provides financing in connection with the sale of substantially all of its vehicles. These sales are made primarily to customers residing in Arkansas, Alabama, Oklahoma, Texas, Kentucky and Missouri, with approximately 47% of revenues resulting from sales to Arkansas customers. Periodically, the Company maintains cash in financial institutions in excess of the amounts insured by the federal government. The Company's revolving credit facilities mature in April 2011. The Company expects that these credit facilities will be renewed or refinanced on or before the scheduled maturity dates.

Restrictions on Subsidiary Distributions/Dividends

Car-Mart of Arkansas' revolving credit facilities limit distributions from Car-Mart of Arkansas to the Company beyond (i) the repayment of an intercompany loan ($2.9 million at April 30, 2010), and (ii) dividends equal to 75% of Car-Mart of Arkansas' net income. At April 30, 2010, the Company's assets (excluding its $173 million equity investment in Car-Mart of Arkansas) consisted of $1,000 in cash, $0.3 million in other net assets and a $2.9 million receivable from Car-Mart. Thus, the Company is limited in the amount of dividends or other distributions it can make to its shareholders without the consent of the Company's lender.

Cash Equivalents

The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Finance Receivables, Repossessions and Charge-offs and Allowance for Credit Losses

The Company originates installment sale contracts from the sale of used vehicles at its dealerships. These installment sale contracts carry interest rates ranging from 5.5% to 19% using the simple effective interest method including any deferred fees. Loan origination costs are not significant. The installment sale contracts are not pre-computed loans whereby borrowers are obligated to pay back principal plus the full amount of interest that will accrue over the entire term of the loan. Finance receivables are collateralized by vehicles sold and consist of contractually scheduled payments from installment contracts net of unearned finance charges and an allowance for credit losses. Unearned finance charges represent the balance of interest receivable to be earned over the entire term of the related installment contract, less the earned amount ($961,000 and $778,000 at April 30, 2010 and 2009, respectively), and as such, has been reflected as a reduction to the gross contract amount in arriving at the principal balance in finance receivables. An account is considered delinquent when a contractually scheduled payment has not been received by the scheduled payment date. While the Company does not formally place loans on nonaccrual status, the immaterial amount of interest that may accrue after an account becomes delinquent up until the point of resolution via repossession or write-off, is reserved for against the accrued interest on the Consolidated Balance Sheets. Delinquent loans are addressed and either made current by the customer, which is the case in most situations, or the vehicle is repossessed or written off, if the collateral cannot be recovered quickly. Customer payments are set to match their pay-day with approximately 80% of payments due on either a weekly or bi-weekly basis. The frequency of the payment due dates combined with the declining value of collateral lead to prompt resolutions on problem accounts. Accounts are delinquent when the customer is one day or more behind on their contractual payments. At April 30, 2010 2.7% of the Company's finance receivable balances were 30 days or more past due compared to 2.8% at April 30, 2009.

The Company works very hard to keep its delinquency percentages low, and not to repossess vehicles. Accounts one day late are sent a notice in the mail. Accounts three days late are contacted by telephone. Notes from each telephone contact are electronically maintained in the Company's computer system. If a customer becomes severely delinquent in his or her payments, and management determines that timely collection of future payments is not probable, the Company will take steps to repossess the vehicle. The Company attempts to resolve payment delinquencies amicably prior to repossessing a vehicle. Periodically, the Company enters into contract modifications with its customers to extend the payment terms. The Company only enters into a contract modification or extension if it believes such action will increase the amount of monies the Company will ultimately realize on the customer's account.

At the time of modification, the Company expects to collect amounts due including accrued interest at the contractual interest rate for the period of delay. Other than the extension of additional time, concessions are not granted to customers at the time of modifications. Modifications are minor and are made for pay-day changes, minor vehicle repairs and other reasons. For those vehicles that are repossessed, the majority are returned or surrendered by the customer on a voluntary basis. Other repossessions are performed by Company personnel or third party repossession agents. Depending on the condition of a repossessed vehicle, it is either resold on a retail basis through a Company dealership, or sold for cash on a wholesale basis primarily through physical and/or on-line auctions.

The Company takes steps to repossess a vehicle when the customer becomes delinquent in his or her payments, and management determines that timely collection of future payments is not probable. Accounts are charged-off after the expiration of a statutory notice period for repossessed accounts, or when management determines that the timely collection of future payments is not probable for accounts where the Company has been unable to repossess the vehicle. For accounts with respect to which the vehicle was repossessed, the fair value of the repossessed vehicle is charged as a reduction of the gross finance receivable balance charged-off. On average, accounts are approximately 62 days past due at the time of charge-off. For previously charged-off accounts that are subsequently recovered, the amount of such recovery is credited to the allowance for credit losses.

The Company maintains an allowance for credit losses on an aggregate basis, as opposed to a loan-by-loan basis, at a level it considers sufficient to cover estimated losses in the collection of its finance receivables. The Company accrues an estimated loss as it is probable that the entire amount will not be collected and the amount of the loss can be reasonably estimated in the aggregate. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends and changes in loan characteristics (i.e., average amount financed and term), delinquency levels, collateral values, economic conditions and underwriting and collection practices. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations. Although it is at least reasonably possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual credit losses to be materially different from the recorded allowance for credit losses, the Company believes that it has given appropriate consideration to all relevant factors and has made reasonable assumptions in determining the allowance for credit losses.

The Company offers retail customers in most states the option of purchasing a payment protection plan product as an add-on to the installment sale contract. This product contractually obligates the Company to cancel the remaining principal outstanding for any loan where the retail customer has totaled the vehicle, as defined, or the vehicle has been stolen. The Company periodically evaluates anticipated losses to ensure that if anticipated losses exceed deferred payment protection plan revenues, an additional liability is recorded for such difference. No such liability was required at April 30, 2010 or 2009.

Inventory

Inventory consists of used vehicles and is valued at the lower of cost or market on a specific identification basis. Vehicle reconditioning costs are capitalized as a component of inventory. Repossessed vehicles are recorded at fair value, which approximates wholesale value. The cost of used vehicles sold is determined using the specific identification method.

Goodwill

Goodwill reflects the excess of purchase price over the fair value of specifically identified net assets purchased. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests at the Company's year end. The impairment tests are based on the comparison of the fair value of the reporting unit to the carrying value of such unit. If the fair value of the reporting unit falls below its carrying value, goodwill is deemed to be impaired and a write-down of goodwill would be recognized. There was no impairment of goodwill during fiscal years 2010, 2009 or 2008.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, renewals and improvements are capitalized. Costs of repairs and maintenance are expensed as incurred. Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the lease period. The lease period includes the primary lease term plus any extensions that are reasonably assured. Depreciation is computed principally using the straight-line method generally over the following estimated useful lives:

Furniture, fixtures and equipment	3 to 7 years
Leasehold improvements	5 to 15 years
Buildings and improvements	18 to 39 years

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying values of the impaired assets exceed the fair value of such assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Cash Overdraft

The Company's primary disbursement bank account is set up to operate with a fixed $50,000 cash balance. As checks are presented for payment, monies are automatically drawn against cash collections for the day and, if necessary, are drawn against one of its revolving credit facilities. The cash overdraft balance principally represents outstanding checks, net of any deposits in transit that as of the balance sheet date had not yet been presented for payment.

Deferred Sales Tax

Deferred sales tax represents a sales tax liability of the Company for vehicles sold on an installment basis in the State of Texas. Under Texas law, for vehicles sold on an installment basis, the related sales tax is due as the payments are collected from the customer, rather than at the time of sale.

Income Taxes

Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled.

Occasionally, the Company is audited by taxing authorities. These audits could result in proposed assessments of additional taxes. The Company believes that its tax positions comply in all material respects with applicable tax law. However, tax law is subject to interpretation, and interpretations by taxing authorities could be different from those of the Company, which could result in the imposition of additional taxes.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold the amount recognized in the financial statements is the largest benefit that has a greater then 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applies this methodology to all tax positions for which the statute of limitations remains open.

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for the years before 2006.

The Internal Revenue Service ("IRS") recently concluded the previously reported examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS has questioned whether deferred payment protection plan ("PPP") revenue associated with the sale of certain receivables are subject to the acceleration of advance payments provision of the IRS code and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue is timing in nature and does not affect the overall tax provision, just the timing of required tax payments.

By letter dated April 2, 2010, the IRS delivered to the Company a revenue agent's report ("RAR"), which proposes an adjustment for the items discussed above as well as interest. The Company intends to vigorously defend its position and on April 23, 2010, the Company filed an administrative protest with the Appeals Office of the IRS. The protest disputes the income tax changes proposed by the IRS and requests a conference with a representative of the Appeals Office. The Company has not yet been notified by the Appeals Office of a date for the conference. If the matter is not resolved in the Appeals Office, and if the IRS intends to pursue its position, the Company fully intends to ask an appropriate court to consider the issue.

The Company's policy is to recognize accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company had no accrued penalties and/or interest as of April 30, 2010 and 2009, respectively.

Revenue Recognition

Revenues are generated principally from the sale of used vehicles, which in most cases includes a service contract and a payment protection plan product, and interest income and late fees earned on finance receivables. Revenues are net of taxes collected from customers and remitted to government agencies. Cost of vehicle sales include costs incurred by the Company to prepare the vehicle for sale including license and title costs, gasoline, transport services and repairs.

Revenues from the sale of used vehicles are recognized when the sales contract is signed, the customer has taken possession of the vehicle and, if applicable, financing has been approved. Revenues from the sale of service contracts are recognized ratably over the five-month service contract period. Service contract related expenses are included in cost of sales. Payment protection plan revenues are initially deferred and then recognized to income using the "Rule of 78's" interest method over the life of the loan so that revenues are recognized in proportion to the amount of cancellation protection provided. Payment protection plan revenues are included in sales and related losses are included in cost of sales. Interest income is recognized on all active finance receivable accounts using the simple effective interest method. Active accounts include all accounts except those that have been paid-off or charged-off.

Sales consists of the following for the years ended April 30, 2010, 2009 and 2008:

(In thousands)	Years Ended April 30, 2010	2009	2008
Sales – used autos	$ 273,584	$ 241,723	$ 222,772
Wholesales – third party	14,568	13,451	13,911
Service contract sales	11,452	10,274	10,044
Payment protection plan revenue	9,152	7,892	3,610
Total	$ 308,756	$ 273,340	$ 250,337

At April 30, 2010 and 2009, finance receivables more than 90 days past due were approximately $134,000 and $89,000, respectively. Late fee revenues totaled approximately $1.8 million, $1.4 million and $1.3 million for the fiscal years ended 2010, 2009 and 2008, respectively. Late fee revenue is recognized when collected and is reflected within interest and other income on the Consolidated Statements of Operations.

Advertising Costs

Advertising costs are expensed as incurred and consist principally of radio, television and print media marketing costs. Advertising costs amounted to $2.9 million, $2.8 million and $2.9 million for the years ended April 30, 2010, 2009 and 2008, respectively.

Employee Benefit Plans

The Company has 401(k) plans for all of its employees meeting certain eligibility requirements. The plans provide for voluntary employee contributions and the Company matches 50% of employee contributions up to a maximum of 4% of each employee's compensation. The Company contributed approximately $171,000, $156,000, and $153,000 to the plans for the years ended April 30, 2010, 2009 and 2008, respectively.

The Company offers employees the right to purchase common shares at a 15% discount from market price under the 2006 Employee Stock Purchase Plan which was approved by shareholders in October 2006. The Company takes a charge to earnings for the 15% discount. Amounts for fiscal years 2010, 2009 and 2008 were not material. A total of 200,000 shares were registered and 180,402 remain available for issuance at April 30, 2010.

Earnings per Share

Basic earnings per share are computed by dividing net income attributable to common stockholders by the average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income attributable to common stockholders by the average number of common shares outstanding during the period plus common stock equivalents. The calculation of diluted earnings per share takes into consideration the potentially dilutive effect of common stock equivalents, such as outstanding stock options and nonvested stock, which if exercised or converted into common stock would then share in the earnings of the Company. In computing diluted earnings per share, the Company utilizes the treasury stock method and anti-dilutive securities are excluded.

Stock-based Compensation

The Company recognizes the cost of employee services received in exchange for awards of equity instruments, such as stock options and restricted stock, based on the fair value of those awards at the date of grant over the requisite service period. The Company uses the Black Scholes option pricing model to determine the fair value of stock option awards. The Company may issue either new shares or treasury shares upon exercise of these awards. Stock-based compensation plans, related expenses, and assumptions used in the Black Scholes option pricing model are more fully described in Note K.

Warrants

The Company had no remaining outstanding stock purchase warrants as of April 30, 2010 or 2009. During the year ended April 30, 2009, warrants for 18,750 shares were exercised with an intrinsic value of $60,000.

Treasury Stock

The Company purchased 431,846, 95,343, 292,691 shares of its common stock to be held as treasury stock for a total cost of $10.9 million, $1.2 million and $3.5 million during the years ended April 30, 2010, 2009 and 2008, respectively. Treasury stock may be used for issuances under the Company's stock-based compensation plans or for other general corporate purposes.

Recent Accounting Pronouncements

In January 2010, the FASB issued an update to the Fair Value topic. This update requires new disclosures for (i) transfers in and out of levels 1 and 2 and (ii) activity in level 3, by requiring the reconciliation to present separate information about purchases, sales, issuance, and settlements. Also, this update clarifies the disclosures related to the fair value of each class of assets and liabilities and the input and valuation techniques for both recurring and nonrecurring fair value measurements in levels 2 and 3. The effective date for the new disclosures and clarifications is for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements, which is effective for fiscal years beginning after December 15, 2010. This update is not expected to have a material impact on the Company's financial statements.

Reclassifications

Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the fiscal 2010 presentation. Upon adoption of the update to the Consolidation topic during the first quarter of fiscal 2010, $100,000 of the Company's subsidiary's mandatorily redeemable preferred stock was reclassified as a non-controlling interest within equity and $400,000 of the mandatorily redeemable preferred stock with a put was reclassified in the mezzanine section. The dividends associated with the preferred stock are reflected as a reduction to net income to arrive at net income attributable to common stockholders. The presentation of the preferred stock was applied retroactively for all periods presented.

C - Finance Receivables, Net

The Company originates installment sale contracts from the sale of used vehicles at its dealerships. These installment sale contracts typically include interest rates ranging from 5.5% to 19%

per annum, are collateralized by the vehicle sold and provide for payments over periods ranging from 12 to 36 months. The components of finance receivables as of April 30, 2010 and 2009 are as follows:

(In thousands)	Years Ended April 30, 2010	2009
Gross contract amount	$ 292,498	$ 254,372
Less unearned finance charges	(31,447)	(23,021)
Principal balance	261,051	231,351
Less allowance for credit losses	(55,628)	(49,310)
Finance receivables, net	$ 205,423	$ 182,041

Changes in the finance receivables, net for the years ended April 30, 2010, 2009 and 2008 are as follows:

(In thousands)	Years Ended April 30, 2010	2009	2008
Balance at beginning of year	$ 182,041	$ 163,344	$ 139,194
Finance receivable originations	283,626	252,879	230,920
Allowance related to acquisition of business, net	70	11	-
Finance receivable collections	(169,902)	(149,357)	(129,232)
Provision for credit losses	(62,277)	(58,807)	(55,046)
Dealership closure	-	-	(522)
Losses on claims for payment protection plan	(4,504)	(4,061)	(1,871)
Inventory acquired in repossessions and payment protection plan claims	(23,631)	(21,968)	(20,099)
Balance at end of year	$ 205,423	$ 182,041	$ 163,344

Changes in the finance receivables allowance for credit losses for the years ended April 30, 2010, 2009 and 2008 are as follows:

(In thousands)	Years Ended April 30, 2010	2009	2008
Balance at beginning of year	$ 49,310	$ 44,809	$ 39,325
Provision for credit losses	62,277	58,807	55,046
Allowance related to acquisition of business, net change	(70)	(11)	(236)
Charge-offs, net of recovered collateral	(55,889)	(54,295)	(49,326)
Balance at end of year	$ 55,628	$ 49,310	$ 44,809

The factors which influenced management's judgment in determining the amount of the additions to the allowance charged to Provision for Credit Losses are described below:

The level of actual charge-offs, net of recovered collateral, is the most important factor in determining the charges to the Provision for Credit Losses. This is due to the fact that once a loan becomes delinquent the account is either made current by the customer, the vehicle is repossessed or the account is written off if the collateral cannot be recovered. Higher sales volumes had the effect of increasing required additions to the allowance charged to the provision for fiscal 2010 tempered to an extent by the lower relative charge-off amounts.

Collections and delinquency levels have a significant effect on additions to the allowance and are reviewed frequently in determining the additions to the allowance charge to the provision. Collections as a percentage of average finance receivables were positive and fairly consistent between years limiting somewhat the required additions to the allowance. Also, delinquencies greater than 30 days were lower in 2010, at 2.7%, which served to offset the higher additions resulting from increased sales volumes.

Macro-economic factors as well as proper execution of operational policies and procedures have a significant effect on additions to the allowance charged to the provision. Higher unemployment levels, higher gasoline prices and higher prices for staple items can have a significant effect. While overall macro-economic factors were somewhat less favorable during fiscal 2010, operational improvements within the collections area as well as market share gains and governmental stimulus funds directly benefitting most of the Company's customers were positive as related to credit results when compared to the prior year. Additionally, gasoline and staple item prices were generally lower during fiscal 2010 as compared to the prior year which has a positive effect on credit results.

D - Property and Equipment

A summary of property and equipment as of April 30, 2010 and 2009 is as follows:

	April 30,	
(In thousands)	2010	2009
Land	$ 5,924	$ 5,740
Buildings and improvements	9,412	7,443
Furniture, fixtures and equipment	6,261	4,816
Leasehold improvements	7,822	6,100
Construction in Progress	455	458
Less accumulated depreciation and amortization	(7,152)	(5,211)
	$ 22,722	$ 19,346

E - Accrued Liabilities

A summary of accrued liabilities as of April 30, 2010 and 2009 is as follows:

	April 30,	
(In thousands)	2010	2009
Compensation	$ 4,251	$ 3,703
Cash overdraft (see Note B)	610	1,656
Deferred service contract revenue (see Note B)	2,670	2,465
Deferred sales tax (see Note B)	1,613	1,224
Interest rate swap	1,367	1,522
Interest	147	121
Other	2,017	1,651
	$ 12,675	$ 12,342

F – Debt Facilities

A summary of the Company's debt facilities is as follows:

	Revolving Credit Facilities			*(in thousands)*	
Primary Lender	Aggregate Amount	Interest Rate	Maturity	Balance at April 30, 2010	Balance at April 30, 2009
Bank of Oklahoma	$51.5 million	Prime +/-	Apr 2011	$ 31,944	$ 20,911

On February 1, 2010, the Company amended its revolving credit facilities. The amendments served to extend the due date one year to April 30, 2011. In addition to the revolving credit facilities, the Company has a $10 million term loan. The term loan was funded in May 2006 and called for 120 consecutive and substantially equal installments beginning June 1, 2006. The interest rate on the term loan is fixed at 7.33%. The principal balance on the term loan was $6.8 million and $7.9 million at April 30, 2010 and 2009, respectively. The combined commitment available under the Company's revolving credit facilities and term loan is $61.5 million.

The facilities are collateralized by substantially all the assets of the Company, including finance receivables and inventory. Interest is payable monthly under the revolving credit facilities at the bank's prime lending rate less .25%, provided that interest shall not at any time be less than 4.25% per annum. The effective rate at April 30, 2010 and April 30, 2009 was 4.25%. The facilities contain various reporting and performance covenants including (i) maintenance of certain financial ratios and tests, (ii) limitations on borrowings from other sources, (iii) restrictions on certain operating activities, and (iv) limitations on the payment of dividends or distributions to the Company. The Company was in compliance with the covenants at April 30, 2010. The amount available to be drawn under the facilities is a function of eligible finance receivables and inventory. Based upon eligible finance receivables and inventory at April 30, 2010, the Company could have drawn an additional $19.6 million under its facilities.

The Company also had a $1.0 million term loan secured by the corporate aircraft. The aircraft was sold in 2010 and the related loan was paid off.

Interest Rate Swap Agreement

On May 16, 2008, the Company entered into an interest rate swap agreement ("Agreement") with its primary lender for a notional principal amount of $20 million. The effective date of the Agreement was May 20, 2008. The Agreement matures on May 31, 2013 and provides that the Company will pay monthly interest on the notional amount at a fixed rate of 6.68% and receive monthly interest on the notional amount at a floating rate based on the bank's prime lending rate, an initial rate of 5.00% (effective rate of 3.25% at April 30, 2010). The Company entered into this Agreement to manage a portion of its interest rate exposure by effectively converting a portion of its variable rate debt into fixed rate debt. The Agreement is not designated as a hedge by Company management; therefore, the gain (loss) on the Agreement is reported in earnings. The net income for the Agreement reported in earnings as interest expense was $155,000 for the year ended April 30, 2010 and a net loss of $1.5 million was reported as interest expense for the year ended April 30, 2009. The fair value of the Agreement is included in accrued liabilities on the consolidated balance sheet and was $1.4 million at April 30, 2010 and $1.5 million at April 30, 2009. The interest on the credit facilities, the net settlements under the interest rate swap, and the changes in the fair value of the Agreement are all reflected in interest expense.

G – Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurements are classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. The Company considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that the Company values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace. Level 2 instruments primarily include non-exchange traded derivatives such as over-the-counter commodity price swaps, investments and interest rate swaps. The Company's valuation models are primarily industry-standard models that consider various inputs including (a) quoted forward prices for commodities, (b) time value and (c) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. The Company utilizes its counterparties' valuations to assess the reasonableness of its prices and valuation techniques.

Level 3: Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e., supported by little or no market activity). Level 3 instruments primarily include derivative instruments, such as basis swaps, commodity price collars and floors, as well as investments. The Company's valuation models are primarily industry-standard models that consider various inputs including (a) quoted forward prices for commodities, (b) time value, (c) volatility factors and (d) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Although the Company utilizes its counterparties' valuations to assess the reasonableness of its prices and valuation techniques, it does not have sufficient corroborating market evidence to support classifying these assets and liabilities as Level 2.

Financial and non-financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The following table summarizes the valuation of the Company's financial instrument by pricing levels:

	Fair Value Measurements Using		
(in thousands)	Quoted prices inactive markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap at April 30,2010	-	$ (1,367)	-
Interest Rate Swap at April 30, 2009	-	$ (1,522)	-

Fair Value of Financial Instruments

The table below summarizes information about the fair value of financial instruments included in the Company's financial statements at April 30, 2010 and 2009:

(In thousands)	April 30, 2010 Carrying Value	April 30, 2010 Fair Value	April 30, 2009 Carrying Value	April 30, 2009 Fair Value
Cash	$ 268	$ 268	$ 168	$ 168
Finance receivables, net	205,423	163,157	182,041	144,594
Accounts payable	5,796	5,796	3,928	3,928
Revolving credit facilities	31,944	31,944	20,911	20,911
Notes payable	6,822	6,822	8,928	8,928

Because no market exists for certain of the Company's financial instruments, fair value estimates are based on judgments and estimates regarding yield expectations of investors, credit risk and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

Financial Instrument	Valuation Methodology
Cash	The carrying amount is considered to be a reasonable estimate of fair value due to the short-term nature of the financial instrument.
Finance receivables, net	The Company estimated the fair value of its receivables at what a third party purchaser might be willing to pay. The Company has had discussions with third parties and has recently bought and sold portfolios, and has had a recent third party appraisal that indicates a 37.5% discount to face would be a reasonable fair value in a negotiated third party transaction. The sale of finance receivables from Car-Mart of Arkansas to Colonial is at a 37.5% discount. For financial reporting purposes these sale transactions are eliminated. Since the Company does not intend to offer the receivables for sale to an outside third party, the expectation is that the book value at April 30, 2010, will be ultimately collected. By collecting the accounts internally the Company expects to realize more than a third party purchaser would expect to collect with a servicing requirement and a profit margin included.
Accounts payable	The carrying amount is considered to be a reasonable estimate of fair value due to the short-term nature of the financial instrument.
Revolving credit facilities	The fair value approximates carrying value due to the variable interest rates charged on the borrowings.
Notes payable	The fair value approximates carrying value due to the nature of the collateral and the fairly recent placement of the debt.

H - Income Taxes

The provision for income taxes was as follows:

(In thousands)		Years Ended April 30, 2010		2009		2008
Provision for income taxes						
Current	$	14,297	$	5,139	$	5,000
Deferred		816		4,912		3,130
	$	15,113	$	10,051	$	8,130

The provision for income taxes is different from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

(In thousands)		Years Ended April 30, 2010		2009		2008
Tax provision at statutory rate	$	14,264	$	9,505	$	8,091
State taxes, net of federal benefit		876		820		56
Other, net		(27)		(274)		(17)
	$	15,113	$	10,051	$	8,130

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of April 30, 2010 and 2009 were as follows:

(In thousands)		April 30, 2010		2009
Deferred tax liabilities related to:				
Finance receivables	$	14,528	$	12,471
Property and equipment		232		636
Total		14,760		13,107
Deferred tax assets related to:				
Accrued liabilities		1,891		1,752
Inventory		957		634
Share based compensation		1,797		900
Interest rate swap		504		564
Payment protection plan		418		281
Tax carry-forwards		0		599
Total		5,567		4,730
Deferred tax liabilities, net	$	9,193	$	8,377

At April 30, 2009 the tax carry-forwards represented various state deferred tax assets that were to expire in 2028. The Company utilized all of these tax carry-forwards in fiscal year 2010. The Company utilized $6.2 million of tax loss carry forwards in 2009.

I – Capital Stock

The Company is authorized to issue up to one million shares of $.01 par value preferred stock in one or more series having such respective terms, rights and preferences as are designated by the Board of Directors. The Company has not issued any preferred stock.

A subsidiary of the Company has issued 500,000 shares of $1.00 par value preferred stock which carries an 8% cumulative dividend. The Company's subsidiary can redeem the preferred stock at any time at par value plus any unpaid dividends. After April 30, 2010, a holder of 400,000 shares of the subsidiary preferred stock can require the Company's subsidiary to redeem such stock for $400,000 plus any unpaid dividends.

J – Weighted Average Shares Outstanding

Weighted average shares outstanding used in the calculation of basic and diluted earnings per share were as follows:

	Years Ended April 30,		
	2010	2009	2008
Average shares outstanding – basic	11,681,880	11,747,183	11,825,657
Dilutive options and warrants	133,749	59,549	81,664
Average shares outstanding – diluted	11,815,629	11,806,732	11,907,321
Antidilutive securities not included:			
Options and warrants	357,675	470,266	216,209
Restricted Stock	-	-	32,576

K - Stock Based Compensation Plans

The Company has stock based compensation plans available to grant non-qualified stock options, incentive stock options and restricted stock to employees, directors and certain advisors of the Company. The stock based compensation plans currently being utilized are the 2007 Stock Option Plan (the "2007 Plan") and the Stock Incentive Plan. At April 30, 2010, there are 147,897 vested but unexercised options outstanding under the 1997 Option Plan ("1997 Plan"). The Company recorded total stock based compensation expense for all plans of $2.7 million ($1.7 million after tax effects) and $2.1 million ($1.3 million after tax effects) for the year ended April 30, 2010 and 2009, respectively. Tax benefits were recognized for these costs at the Company's overall effective tax rate.

Stock Options

The Company has options outstanding under two stock option plans approved by the shareholders, the 1997 Stock Option Plan ("1997 Plan") and the 2007 Stock Option Plan (the "2007 Plan"). While previously granted options remain outstanding, no additional option grants may be made under the 1997 Plan. The 2007 Plan provides for the grant of options to purchase up to an aggregate of 1,000,000 shares of the Company's common stock for grants to employees, directors and certain advisors of the Company at a price not less than the fair market value of the stock on the date of grant and for periods not to exceed ten years. Options granted under the Company's stock option plans expire in the calendar years 2012 through 2019.

	1997 Plan	2007 Plan
Minimum exercise price as a percentage of fair market value at date of grant	100%	100%
Last expiration date for outstanding options	July 2, 2017	November 27, 2019
Shares available for grant at April 30, 2010	0	30,000

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model based on the assumptions in the table below.

	April 30, 2010	April 30, 2009	April 30, 2008
Expected terms (years)	5.0	5.0	6.9
Risk-free interest rate	2.07%	3.33%	4.4%
Volatility	54%	90%	80%
Dividend yield	-	-	-

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of the Company's common stock. The Company has not historically issued any dividends and does not expect to do so in the foreseeable future.

The following is an aggregate summary of the activity in the Company's stock option plans from April 30, 2007 to April 30, 2010:

	Number of Shares	Exercise Price per Share	Proceeds on Exercise	Weighted Average Exercise Price per Share
Outstanding at April 30, 2007	274,545	$ 3.67 to $ 23.75	$ 2,907,467	$ 10.59
Granted	375,000	11.90 to $ 13.37	4,484,550	11.96
Exercised	(55,898)	3.67	(204,959)	3.67
Outstanding at April 30, 2008	593,647	$ 3.67 to $ 23.75	$ 7,187,058	$ 12.11
Granted	15,000	18.86	282,900	18.86
Exercised	(82,000)	3.67	(300,940)	3.67
Outstanding at April 30, 2009	526,647	$ 3.67 to $ 23.75	$ 7,169,018	$ 13.61
Granted	595,000	$ 21.14 to $ 24.47	14,396,700	24.20
Exercised	(11,250)	$ 13.37 to $ 21.14	(200,138)	17.79
Outstanding at April 30, 2010	1,110,397	$6.59 to $ 24.47	$ 21,365,580	$ 19.24

Stock option compensation expense on a pre-tax basis was $2.5 million ($1.6 million after tax effects) and $1.5 million ($1 million after tax effects) and $823,000 ($535,000 after tax effects) for the years ended April 30, 2010, 2009 and 2008, respectively. As of April 30, 2010, the Company had $5.7 million of total unrecognized compensation cost related to unvested options. Unvested outstanding options have a weighted-average remaining vesting period of 2.9 years.

Options for 15,000 common shares were granted to the directors on July 1, 2009. Options for 100,000 common shares were granted to certain non-executive employees on October 1, 2009 and vest on September 30, 2012. Options for 480,000 common shares were granted to executive officers on November 27, 2009 and vest annually in 20% increments. The grant-date fair value of all options granted during fiscal 2010, 2009 and 2008 was $6.9 million, $201,000 and $3.4 million, respectively. The options were granted at fair market value on date of grant.

The aggregate intrinsic value of outstanding options at April 30, 2010 and 2009 was $6.8 million and $2.0 million, respectively.

The Company received cash from options exercised of $200,000, $301,000, and $205,000 in fiscal years 2010, 2009 and 2008, respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows. The intrinsic value for options exercised was $85,000, $1.3 million and $495,000 in fiscal years 2010, 2009 and 2008, respectively.

A summary of vested and exercisable stock options outstanding as of April 30, 2010 is as follows:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$6.59 to $ 8.77	47,147	1.99	$ 8.14
11.62 to 23.75	483,250	6.99	14.28
	530,397	6.54	$ 13.74

Stock Incentive Plan

The shareholders of the Company approved an amendment to the Company's Stock Incentive Plan on October 14, 2009. The amendment increased from 150,000 to 350,000 the number of shares of common stock that may be issued under the Stock Incentive Plan. For shares issued under the Stock Incentive Plan, the associated compensation expense is generally recognized equally over the vesting periods established at the award date and is subject to the employee's continued employment by the Company.

The following is a summary of the activity in the Company's Stock Incentive Plan:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares at April 30, 2009	25,669	$ 13.18
Shares granted	31,180	22.60
Shares vested	24,849	12.99
Unvested Shares at April 30, 2010	32,000	$ 22.50

During the fiscal year 2010, 10,000 restricted shares were granted with a fair value of $19.06 per share and 20,000 restricted shares were granted with a fair value of $24.47 per share, the market prices of the Company's stock on the grant dates. There were no restricted shares granted during fiscal 2009. During fiscal 2008 65,000 restricted shares were granted with a fair value of $11.90 per share, the market prices of the Company's stock on the grant dates.

The fair value at vesting for awards under the stock incentive plan was $624,000, $616,000 and $655,000 in fiscal 2010, 2009 and 2008, respectively.

A total of 187,111 shares remain available for award at April 30, 2010.

The Company recorded compensation cost of $220,000 ($141,000 after tax effects), $627,000 ($401,000 after tax effects) and $761,000 ($495,000 after tax effects) related to the Stock Incentive Plan during the years ended April 30, 2010, 2009 and 2008, respectively. As of April 30, 2010 the Company had $642,000 of total unrecognized compensation cost related to unvested awards granted under the Stock Incentive Plan, which the Company expects to recognize over a weighted-average remaining period of 4.1 years.

L - Commitments and Contingencies

Facility Leases

The Company leases certain dealership and office facilities under various non-cancelable operating leases. Dealership leases are generally for periods from three to five years and contain multiple renewal options. As of April 30, 2010 the aggregate rentals due under such leases, including renewal options that are reasonably assured, were as follows:

Years Ending April 30,	Amount (*In thousands*)
2011	$ 3,095
2012	3,105
2013	3,056
2014	2,900
2015	2,835
Thereafter	16,801
	$ 31,792

The $31.8 million of lease commitments includes $5.5 million of non-cancelable lease commitments under the primary lease terms, and $26.3 million of lease commitments for renewal periods at the Company's option that are reasonably assured. For the years ended April 30, 2010, 2009 and 2008, rent expense for all operating leases amounted to approximately $3.5 million, $3.0 million, and $2.7 million, respectively.

Litigation

In the ordinary course of business, the Company has become a defendant in various types of other legal proceedings. The Company does not expect the final outcome of any of these actions, individually or in the aggregate, to have a material adverse effect on the Company's financial position, annual results of operations or cash flows. However, the results of legal proceedings cannot be predicted with certainty, and an unfavorable resolution of one or more of these legal proceedings could have a material adverse effect on the Company's financial position, annual results of operations or cash flows.

Related Finance Company

Car-Mart of Arkansas and Colonial do not meet the affiliation standard for filing consolidated income tax returns, as such they file separate federal and state income tax returns. Car-Mart of Arkansas routinely sells its finance receivables to Colonial at what the Company believes to be fair market value and is able to take a tax deduction at the time of sale for the difference between the tax basis of the receivables sold and the sales price. These types of transactions, based upon facts and circumstances, have been permissible under the provisions of the Internal Revenue Code ("IRC") as described in the Treasury Regulations. For financial accounting purposes, these transactions are eliminated in consolidation, and a deferred tax liability has been recorded for this timing difference. The sale of finance receivables from Car-Mart of Arkansas to Colonial provides certain legal protection for the Company's finance receivables and, principally because of certain state apportionment characteristics of Colonial, also has the effect of reducing the Company's overall effective state income tax rate by approximately 240 basis points. The actual interpretation of the Regulations is in part a facts and circumstances matter. The Company believes it satisfies the material provisions of the Regulations. Failure to satisfy those provisions could result in the loss of a tax deduction at the time the receivables are sold, and have the effect of increasing the Company's overall effective income tax rate as well as the timing of required tax payments.

The IRS recently concluded the previously reported examinations of the Company's income tax returns for fiscal years 2008 and 2009. As a result of the examinations, the IRS has questioned whether deferred payment protection plan (PPP) revenue associated with the sale of certain receivables are subject to the acceleration of advance payments provision of the IRS code and whether the Company may deduct losses on the sale of the PPP receivables in excess of the income recognized on the underlying contracts. The issue is timing in nature and does not affect the overall tax provision, just the timing of required tax payments.

By letter dated April 2, 2010, the IRS delivered to the Company a revenue agent's report ("RAR"), which proposes an adjustment for the items discussed above as well as interest. The Company intends to vigorously defend its position and on April 23, 2010, the Company filed an administrative protest with the Appeals Office of the IRS. The protest disputes the income tax changes proposed by the IRS and requests a conference with a representative of the Appeals Office. The Company has not yet been notified by the Appeals Office of a date for the conference. If the matter is not resolved in the Appeals Office, and if the IRS intends to pursue its position, the Company fully intends to ask an appropriate court to consider the issue.

M - Supplemental Cash Flow Information

Supplemental cash flow disclosures for the years ended April 30, 2010, 2009 and 2008 are as follows:

	Years Ended April 30,		
(In thousands)	2010	2009	2008
Supplemental disclosures:			
Interest paid	$ 2,293	$ 2,540	$ 3,056
Income taxes paid, net	14,453	978	6,391
Non-cash transactions:			
Inventory acquired in repossessions and payment protection plan claims	$ 23,631	$ 21,968	$ 20,099

N - Quarterly Results of Operations (unaudited)

A summary of the Company's quarterly results of operations for the years ended April 30, 2010 and 2009 is as follows (in thousands, except per share information):

	Year Ended April 30, 2010				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 83,755	$ 82,561	$ 83,805	$ 88,809	$ 338,930
Gross profit	33,930	32,924	33,314	35,482	135,650
Net income	7,028	6,312	6,279	7,220	26,839
Net income attributable to common stockholders	7,018	6,302	6,269	7,210	26,799
Earnings per share:					
Basic	.60	.54	.54	.63	2.29
Diluted	.60	.53	.53	.62	2.27

	Year Ended April 30, 2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 75,661	$ 71,983	$ 73,452	$ 77,870	$ 298,966
Gross profit	30,200	27,976	28,825	30,671	117,672
Net income	5,291	3,881	3,645	5,129	17,946
Net income attributable to common stockholders	5,281	3,871	3,635	5,119	17,906
Earnings per share:					
Basic	.45	.33	.31	.43	1.52
Diluted	.45	.33	.31	.43	1.52

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Based on management's evaluation (with the participation of the Company's Chief Executive Officer and Chief Financial Officer), as of April 30, 2010, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of April 30, 2010. In making this assessment, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment, management believes that the Company maintained effective internal control over financial reporting as of April 30, 2010.

The Company's independent registered public accounting firm independently assessed the effectiveness of the Company's internal control over financial reporting and has issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report appears below.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
America's Car-Mart, Inc.

We have audited America's Car-Mart, Inc. and subsidiaries' (a Texas corporation) internal control over financial reporting as of April 30, 2010, based on criteria established in *Internal Control—Integrated Frame*work issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). America's Car-Mart, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on America's Car-Mart, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, America's Car-Mart, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of America's Car-Mart, Inc. and subsidiaries as of April 30, 2010 and 2009, and the related consolidated statements of operations, cash flows and changes in equity for each of the three years in the period ended April 30, 2010 and our report dated June 18, 2010 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
June18, 2010

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Except as to information with respect to executive officers which is contained in a separate heading under Part I, Item 1 of this Form 10-K, the information required by Items 10 through 14 of this Form 10-K is, pursuant to General Instruction G(3) of Form 10-K, incorporated by reference herein from the Company's definitive proxy statement to be filed pursuant to Regulation 14A for the Company's Annual Meeting of Stockholders to be held in October 2010(the "Proxy Statement"). The Company will, within 120 days of the end of its fiscal year, file with the SEC a definitive proxy statement pursuant to Regulation 14A.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference. Information regarding the executive officers of the Company is set forth under the heading "Executive Officers" in Part I, Item 1 of this report.

Item 11. Executive Compensation

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be contained in the Proxy Statement and such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)1. **Financial Statements**

The following financial statements and accountant's report are included in Item 8 of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of April 30, 2010 and 2009

Consolidated Statements of Operations for the years ended April 30, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended April 30, 2010, 2009 and 2008

Consolidated Statements of Changes in Equity for the years ended April 30, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

(a)2. **Financial Statement Schedules**

The financial statement schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the Consolidated Financial Statements and Notes thereto.

(a)3. **Exhibits**

The exhibits listed in the accompanying Exhibit Index (following the Signature section of this Annual Report on Form 10-K) are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) The exhibits are listed in the accompanying Exhibit Index (following the Signatures section of this Annual Report on Form 10-K).

(c) Refer to Item 15(a)2 above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICA'S CAR-MART, INC.

Dated: June 18, 2010

By: /s/ William H. Henderson
William H. Henderson
President and Chief Executive Officer
(Principal Executive Officer)

Dated: June 18, 2010

By: /s/ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
* Tilman J. Falgout, III	Chairman of the Board, General Counsel and Director	June 18, 2010
* William H. Henderson	Vice Chairman of the Board, President, Chief Executive Officer and Director	June 18, 2010
* Jeffrey A. Williams	Vice President Finance, Chief Financial Officer and Secretary	June 18, 2010
* J. David Simmons	Director	June 18, 2010
* Daniel J. Englander	Director	June 18, 2010
* William M. Sams	Director	June 18, 2010
* William A. Swanston	Director	June 18, 2010
* Robert Cameron Smith	Director	June 18, 2010

* By/s/ Jeffrey A. Williams
Jeffrey A. Williams
As Attorney-in-Fact
Pursuant to Powers of
Attorney filed herewith

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation of the Company, as amended. (Incorporated by reference to Exhibits 4.1-4.8 to the Company's Registration Statement on Form S-8 filed with the SEC on November 16, 2005 (File No. 333-129727))
3.2	Amended and Restated Bylaws of the Company dated December 4, 2007. (Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
4.1	Specimen stock certificate. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended April 30, 1994 (File No. 000-14939))
4.2	Amended and Restated Agented Revolving Credit Agreement, dated June 23, 2005, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, Arvest Bank, First State Bank, Bank of Oklahoma, N.A., and Liberty Bank of Arkansas and one or more additional lenders to be determined at a later date, Bank of Arkansas, N.A., as agent for the banks and Bank of Oklahoma, N.A., as the paying agent. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 29, 2005)
4.2.1	First Amendment to the Amended and Restated Agented Revolving Credit Agreement, dated September 30, 2005, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, First State Bank, Bank of Oklahoma, N.A., First State Bank of Northwest Arkansas and Sovereign Bank and one or more additional lenders to be determined at a later date, and Bank of Arkansas, N.A., as agent for the banks. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2005)
4.2.2	Third Amendment to the Amended and Restated Agented Revolving Credit Agreement, dated February 24, 2006, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, First State Bank, First State Bank of Northwest Arkansas, Sovereign Bank and Enterprise Bank & Trust and one or more additional lenders to be determined at a later date, and Bank of Arkansas, N.A., as agent for the banks. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on February 27, 2006)
4.2.3	Fourth Amendment to the Amended and Restated Agented Revolving Credit Agreement, dated April 28, 2006, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, First State Bank, First State Bank of Northwest Arkansas, Sovereign Bank, Enterprise Bank & Trust, and Commerce Bank, N.A. and one or more additional lenders to be determined at a later date, and Bank of Arkansas, N.A., as agent for the banks. (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the SEC on May 3, 2006)
4.2.4	Fifth Amendment to Amended and Restated Agented Revolving Credit Agreement, dated March 8, 2007 (effective December 31, 2006), among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, First State Bank, First State Bank of Northwest Arkansas, Enterprise Bank & Trust, Sovereign Bank, Commerce Bank, N.A. and Bank of Arkansas, N.A. as agent for the banks.(Incorporated by reference to Exhibit

Exhibit Number	Description of Exhibit
	4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed with the SEC on March 12, 2007)
4.2.5	Sixth Amendment to Amended and Restated Agented Revolving Credit Agreement, dated May 16, 2008, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Great Southern Bank, First State Bank, First State Bank of Northwest Arkansas, Enterprise Bank & Trust, Sovereign Bank, Commerce Bank, N.A. and Bank of Arkansas, N.A. as agent for the banks. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on May 21, 2008)
4.2.6	Guaranty Agreement dated March 8, 2007 (effective December 31, 2006), among America's Car-Mart, Inc., an Arkansas corporation, and Bank of Arkansas, N.A., as lender. (Incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed with the SEC on March 12, 2007)
4.2.7	Seventh Amendment to Amended and Restated Agented Revolving Credit Agreement, dated December 15, 2008, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Arvest Bank, First State Bank of Northwest Arkansas, Enterprise Bank and Trust, Citizen's Bank and Trust Company, and Commerce Bank, N.A., as lender. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.2.8	Promissory Note dated December 15, 2008 between Colonial Auto Finance, Inc. and Bank of Arkansas, N.A., as lender. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.2.9	Promissory Note dated December 15, 2008 between Colonial Auto Finance, Inc. and Commerce Bank, N.A., as lender. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.2.10	Promissory Note dated December 15, 2008 between Colonial Auto Finance, Inc. and Enterprise Bank and Trust, as lender. (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.2.11	Promissory Note dated December 15, 2008 between Colonial Auto Finance, Inc. and First State Bank of Northwest Arkansas, as lender. (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.2.12	Promissory Note dated December 15, 2008 between Colonial Auto Finance, Inc. and Arvest Bank, as lender. (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.2.13	Promissory Note dated December 15, 2008 among Colonial Auto Finance, Inc. and Citizens Bank and Trust Company, as lender. (Incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.2.14	Eighth Amendment to Amended and Restated Agented Revolving Credit Agreement, dated February 28, 2009, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., First State Bank of Northwest Arkansas, Enterprise Bank and Trust, Arvest Bank, Citizens Bank and Trust Company, and Commerce Bank, N.A., as lender. (Incorporated by

Exhibit Number	Description of Exhibit
	reference to Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2008 filed with the SEC on March 9, 2009)
4.2.15	Ninth Amendment to Amended and Restated Agented Revolving Credit Agreement, dated January 15, 2010, among Colonial Auto Finance, Inc., as borrower, Bank of Arkansas, N.A., Arvest Bank, First State Bank of Northwest Arkansas, Enterprise Bank and Trust, Citizen's Bank and Trust Company, Commerce Bank, N.A., and One Bank & Trust, N.A. (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.2.16	Promissory Note dated January 15, 2010 by Colonial Auto Finance, Inc. in favor of Bank of Arkansas, N.A., as lender. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.2.17	Promissory Note dated January 15, 2010 by Colonial Auto Finance, Inc. in favor of Commerce Bank, N.A., as lender. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.2.18	Promissory Note dated January 15, 2010 by Colonial Auto Finance, Inc. in favor of Enterprise Bank and Trust, as lender. (Incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.2.19	Promissory Note dated January 15, 2010 by Colonial Auto Finance, Inc. in favor of First State Bank of Northwest Arkansas, as lender. (Incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.2.20	Promissory Note dated January 15, 2010 by Colonial Auto Finance, Inc. in favor of Arvest Bank, as lender. (Incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.2.21	Promissory Note dated January 15, 2010 by Colonial Auto Finance, Inc. in favor of Citizens Bank and Trust Company, as lender. (Incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.2.22	Promissory Note dated January 15, 2010 by Colonial Auto Finance, Inc. in favor of One Bank and Trust, N.A. (Incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.3	Revolving Credit Agreement, dated June 23, 2005, among America's Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as borrowers, and Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 29, 2005)
4.3.1	Second Amendment to Revolving Credit Agreement, dated September 30, 2005, among America's Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as borrowers, and Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2005)
4.3.2	Third Amendment to Revolving Credit Agreement, dated April 28, 2006, among America's

Exhibit Number	Description of Exhibit
	Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as borrowers, and Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 4.10 to the Company's Current Report on Form 8-K filed with the SEC on May 3, 2006)
4.3.3	Fourth Amendment to Revolving Credit Agreement, dated March 8, 2007 (effective December 31, 2006), among America's Car-Mart, Inc. an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as borrowers, and Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 2007 filed with the SEC on March 12, 2007)
4.3.4	Fifth Amendment to Revolving Credit Agreement, dated May 16, 2008, among America's Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as borrowers, and Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on May 21, 2008)
4.3.5	Sixth Amendment to Revolving Credit Agreement, dated December 15, 2008, among America's Car-Mart Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as borrowers, and Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.3.6	Promissory Note dated December 15, 2008 among America's Car-Mart Inc., an Arkansas corporation, and Texas Car-Mart, Inc., as borrowers, and Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed with the SEC on December 15, 2008)
4.3.7	Seventh Amendment to Revolving Credit Agreement, dated January 15, 2010, among America's Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as borrowers, and Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 4.9 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.3.8	Promissory Note dated January 15, 2010 by America's Car-Mart, Inc., an Arkansas corporation, and Texas Car-Mart, Inc., a Texas corporation, as borrowers, in favor of Bank of Oklahoma, N.A., as lender. (Incorporated by reference to Exhibit 4.10 to the Company's Current Report on Form 8-K filed with the SEC on February 3, 2010)
4.4	International Swap Dealers Association, Inc. Master Agreement, Schedule to the Master Agreement and Credit Support Annex dated May 15, 2008 among America's Car-Mart, Inc., Texas Car-Mart, Inc., Colonial Finance, Inc. and Bank of Oklahoma, N.A. (Incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the SEC on May 21, 2008)
10.1*	1997 Stock Option Plan. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the SEC on October 22, 1997 (File No. 333-38475)
10.2*	2005 Restricted Stock Plan. (Incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 29, 2005)
10.2.1*	Amendment to 2005 Restricted Stock Plan. (Incorporated by reference to Exhibit 10.1 to

Exhibit Number	Description of Exhibit
	the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2006 filed with the SEC on December 11, 2006 (File No. 000-14939))
10.2.2*	Amendment to Stock Incentive Plan (also known as the 2005 Restricted Stock Plan) (Incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2007)
10.2.3*	Amendment to Stock Incentive Plan (also known as the 2005 Restricted Stock Plan) (Incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2009)
10.3*	Form of Indemnification Agreement between the Company and certain officers and directors of the Company. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1993 (File No. 000-14939))
10.4*	Employment Agreement, dated as of May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and William H. Henderson. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.4.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and William H. Henderson. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 17, 2009.)
10.5*	Employment Agreement, dated as of May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and Eddie L. Hight. (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.5.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and Eddie L. Hight. (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 17, 2009.)
10.6*	Employment Agreement, dated May 1, 2007, between America's Car-Mart, Inc., an Arkansas corporation, and Jeffrey A. Williams. (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
10.6.1*	Amendment No. 1 to Employment Agreement Between America's Car-Mart, Inc. and Jeffrey A. Williams. (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 17, 2009.)
10.7*	2007 Stock Option Plan. (Incorporated by reference to Appendix A to the Company's Proxy Statement on Schedule 14A filed with the SEC on August 28, 2007)
10.8*	Form of Option Agreement for 2007 Stock Option Plan. (Incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2007 filed with the SEC on December 7, 2007)
14.1	Code of Business Conduct and Ethics. (Incorporated by reference to Exhibit 14.1 to the

Exhibit Number	Description of Exhibit
	Company's Annual Report on Form 10-K for the year ended April 30, 2004 filed with the SEC on July 8, 2004)
21.1	Subsidiaries of America's Car-Mart, Inc.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney of William H. Henderson.
24.2	Power of Attorney of Tilman J. Falgout, III.
24.3	Power of Attorney of J. David Simmons.
24.4	Power of Attorney of William A. Swanston.
24.5	Power of Attorney of William M. Sams.
24.6	Power of Attorney of Daniel J. Englander.
24.7	Power of Attorney of Robert Cameron Smith.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350,as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Indicates management contract or compensatory plan or arrangement covering executive officers or directors of the Company.

Exhibit 21.1

Subsidiaries of America's Car-Mart, Inc.

Crown Group of Nevada, Inc. (a Nevada corporation)

Crown Delaware Investments Corp. (a Delaware corporation)

America's Car-Mart, Inc. (an Arkansas Corporation)

Colonial Auto Finance, Inc. (an Arkansas Corporation)

Colonial Underwriting, Inc. (an Arkansas Corporation)

Texas Car-Mart, Inc. (a Texas corporation)

Auto Finance Investors, Inc. (a Texas corporation)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated June 18, 2010, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of America's Car-Mart, Inc. on Form 10-K for the year ended April 30, 2010. We hereby consent to the incorporation by reference of said reports in the Registration Statements of America's Car-Mart, Inc. on Forms S-8 (File Nos. 33-59519, 33-59527, 33-41960, 33-22590, 33-71090, 333-38475, 333-147915, 333-139270, 333-139269, 333-129727, 333-163022).

/s/ Grant Thornton LLP

Tulsa, OK

June 18, 2010

Exhibit 24.1

STATE OF ARKANSAS §
COUNTY OF BENTON §

POWER OF ATTORNEY

Know all men by these presents, that I, WILLIAM H. HENDERSON, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint JEFFREY A. WILLIAMS my true and lawful attorney-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2010 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorney-in-fact deems appropriate, hereby ratifying and confirming all that said attorney-in-fact, or his substitute may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2010.

/s/ William H. Henderson
WILLIAM H. HENDERSON

ACKNOWLEDGMENT

Before me this 18th day of June, 2010, came WILLIAM H. HENDERSON, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Kristen C. Begneaud
NOTARY PUBLIC

Exhibit 24.2

STATE OF TEXAS §
COUNTY OF DALLAS §

POWER OF ATTORNEY

Know all men by these presents, that I, TILMAN J. FALGOUT, III, a Director of AMERICA'S CAR-MART INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2010 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorney-in-fact deems appropriate, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2010.

/s/ Tilman J. Falgout, III
TILMAN J. FALGOUT, III

ACKNOWLEDGMENT

Before me this 18th day of June 2010, came TILMAN J. FALGOUT, III, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Kiley Young
NOTARY PUBLIC

Exhibit 24.3

STATE OF ALABAMA §
COUNTY OF JEFFERSON §

POWER OF ATTORNEY

Know all men by these presents, that I, J. DAVID SIMMONS, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2010 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2010.

/s/ J. David Simmons
J. DAVID SIMMONS

ACKNOWLEDGMENT

Before me this 18th day of June, 2010, came J. DAVID SIMMONS, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Janet L. Dunaway
NOTARY PUBLIC

Exhibit 24.4

STATE OF TEXAS §
COUNTY OF DALLAS §

POWER OF ATTORNEY

Know all men by these presents, that I, WILLIAM A. SWANSTON, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2010 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2010.

/s/ William A. Swanston
WILLIAM A. SWANSTON

ACKNOWLEDGMENT

Before me this 18th day of June, 2010, came WILLIAM A. SWANSTON, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Kiley Young
NOTARY PUBLIC

Exhibit 24.5

STATE OF TEXAS §
COUNTY OF DALLAS §

POWER OF ATTORNEY

Know all men by these presents, that I, WILLIAM M. SAMS, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2010 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2010.

/s/ William M. Sams
WILLIAM M. SAMS

ACKNOWLEDGMENT

Before me this 18th day of June, 2010, came WILLIAM M. SAMS, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Mary Sellner Thomas
NOTARY PUBLIC

Exhibit 24.6

STATE OF ARKANSAS §
COUNTY OF BENTON §

POWER OF ATTORNEY

Know all men by these presents, that I, DANIEL J. ENGLANDER, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2010 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2010.

/s/ Daniel J. Englander
DANIEL J. ENGLANDER

ACKNOWLEDGMENT

Before me this 18th day of June, 2010, came Daniel J. Englander, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Kristen C. Begneaud
NOTARY PUBLIC

Exhibit 24.7

STATE OF ARKANSAS §
COUNTY OF BENTON §

POWER OF ATTORNEY

Know all men by these presents, that I, ROBERT CAMERON SMITH, a Director of AMERICA'S CAR-MART, INC., a Texas corporation, do constitute and appoint WILLIAM H. HENDERSON and JEFFREY A. WILLIAMS my true and lawful attorneys-in-fact, with full power of substitution, for me in any and all capacities, to sign, pursuant to the requirements of the Securities Exchange Act of 1934, the Annual Report on Form 10-K for AMERICA'S CAR-MART, INC. for the fiscal year ended April 30, 2010 and to file the same with the Securities and Exchange Commission and National Association of Securities Dealers, Inc., together with all exhibits thereto and other documents in connection therewith, and to sign on my behalf and in my stead, in any and all capacities, any amendments to said Annual Report, incorporating such changes as said attorneys-in-fact deem appropriate, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes may do or cause to be done by virtue hereof.

In witness whereof, I have hereunto set my hand and seal this 18th day of June, 2010.

/s/ Robert Cameron Smith
ROBERT CAMERON SMITH

ACKNOWLEDGMENT

Before me this 18th day of June, 2010, came Robert Cameron Smith, personally known to me, who in my presence did sign and seal the above and foregoing Power of Attorney and acknowledged the same as his true act and deed.

/s/ Jill Bright
NOTARY PUBLIC

Exhibit 31.1

Certification

I, William H. Henderson, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended April 30, 2010 of America's Car-Mart, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 18, 2010

\s\ William H. Henderson
William H. Henderson
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification

I, Jeffrey A. Williams, certify that:

1. I have reviewed this Annual Report on Form 10-K for the period ended April 30, 2010 of America's Car-Mart, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

June 18, 2010

\s\ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance, Chief Financial Officer and Secretary
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the period ended April 30, 2010 of America's Car-Mart, Inc. (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, William H. Henderson, President and Chief Executive Officer of the Company, and Jeffrey A. Williams, Vice President Finance and Chief Financial Officer of the Company, certify in our capacities as officers of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: \s\ William H. Henderson
William H. Henderson
President and Chief Executive Officer
June 18, 2010

By: \s\ Jeffrey A. Williams
Jeffrey A. Williams
Vice President Finance, Chief Financial Officer and Secretary
June 18, 2010

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America's
CAR-MART
Drive Easy.®

Corporate Information

Board of Directors

T. J. ("Skip") Falgout, III
Chairman of the Board

William H. ("Hank") Henderson
President and
Chief Executive Officer

William M. Sams
Investments

John David Simmons
President,
Simmons & Associates, LLC

Robert Cameron Smith
President,
Cameron Smith & Associates, Inc.

William A. Swanston
Executive Vice President and
Chief Financial Officer,
Interstate Brands, Inc.

Daniel Englander
Investments

Executive Officers

William H. ("Hank") Henderson
President and
Chief Executive Officer

Jeffrey A. Williams
Chief Financial Officer

Eddie L. Hight
Chief Operating Officer

Corporate Headquarters

802 SE Plaza Ave., Suite 200
Bentonville, Arkansas 72712
(479) 464-9944

Annual Meeting

The annual meeting of stockholders will be held at America's Car-Mart Corporate Headquarters, 802 SE Plaza Ave., Suite 200, Bentonville, Arkansas at 10:00 a.m. on Wednesday, October 13, 2010.

Transfer Agent and Registrar

Securities Transfer Corporation
Dallas, Texas
(469) 633-0101

Independent Public Accountants

Grant Thornton, LLP
Tulsa, Oklahoma



From left to right

William H. ("Hank") Henderson
President and Chief Executive Officer

T. J. ("Skip") Falgout, III
Chairman of the Board

Jeffrey A. Williams
Chief Financial Officer

Eddie L. Hight
Chief Operating Officer

Designed by Curran & Connors, Inc. / www.curran-connors.com

America's
CAR-MART
Drive Easy.®

Corporate Headquarters
802 SE Plaza Ave., Suite 200
Bentonville, Arkansas 72712
Phone: (479) 464-9944
Fax: (479) 273-7556

www.car-mart.com



America's Car-Mart currently operates 99 dealerships in eight states, with headquarters in Bentonville, Arkansas.

DEALERSHIPS

ALABAMA

Athens
Cullman
Decatur
Muscle Shoals
Tuscaloosa

ARKANSAS

Arkadelphia
Batesville
Benton
Berryville
Camden
Clarksville
Conway
El Dorado
Fayetteville
Forrest City
Fort Smith
Harrison
Hope
Hot Springs
Jacksonville
Jonesboro
Little Rock
Magnolia
Malvern
Morrilton
Mountain Home
North Little Rock (2)
Paragould
Pine Bluff (2)
Rogers (2)
Russellville (2)
Searcy
Siloam Springs
Springdale
Trumann
Van Buren
West Memphis

INDIANA

Evansville

KENTUCKY

Bowling Green
Elizabethtown
Henderson
Hopkinsville
Lexington
Madisonville
Owensboro
Paducah

MISSOURI

Cape Girardeau
Carthage
Columbia
Farmington
Jefferson City
Joplin
Lebanon
Neosho
Poplar Bluff
Sedalia
Springfield (2)
West Plains

OKLAHOMA

Ardmore
Broken Arrow
Claremore
Cushing
Duncan
Enid
Lawton
McAlester
Muskogee
Okmulgee
Owasso
Ponca City
Poteau
Sapulpa
Shawnee
Stillwater
Stilwell
Tahlequah
Tulsa (2)

TENNESSEE

Clarksville
Jackson

TEXAS

Atlanta
Corsicana
Greenville
Longview
Lufkin
Mount Pleasant
Nacogdoches
Palestine
Paris
Sherman
Sulphur Springs
Texarkana
Tyler
Wichita Falls